Exhibit 99.1

CURALEAF HOLDINGS, INC.

ANNUAL INFORMATION FORM

Year ended December 31, 2022

May 1, 2023

TABLE OF CONTENTS

EXPLANATORY NOTES	1
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
BUSINESS OF THE COMPANY	10
UNITED STATES REGULATORY OVERVIEW	17
RISK FACTORS	24
DIVIDENDS	49
DESCRIPTION OF THE CAPITAL STRUCTURE	50
MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	52
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	53
DIRECTORS AND OFFICERS OF THE COMPANY	53
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	59
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR	61
PROMOTER	61
MATERIAL CONTRACTS	61
INTEREST OF EXPERTS	61
AUDIT COMMITTEE	61
ADDITIONAL INFORMATION	62
GLOSSARY OF TERMS	63
APPENDIX A MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.	A-66

EXPLANATORY NOTES

Introductory Information

Unless otherwise noted or the context otherwise requires, all information provided in this Annual Information Form (the ”Annual Information Form”) is given as at December 31, 2022 and references to the “Company”, “Curaleaf”, “we”, “us” or “our” refer to Curaleaf Holdings, Inc., its direct and indirect subsidiaries and any other entities controlled by them. This Annual Information Form should be read in conjunction with the information contained in the Company’s audited financial statements and related notes for the year ended December 31, 2022 along with the accompanying Company’s management discussion and analysis of financial condition and results of operations for the years ended December 31, 2022 and 2021 (the “Annual MD&A”).

Certain capitalized terms and phrases used in this Annual Information Form are defined in the “Glossary of Terms” beginning on page 63.

Forward-Looking Statements

This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States (“U.S.”) securities laws (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Information Form, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations regarding a potential listing of the subordinate voting shares (“SVS”) on the Toronto Stock Exchange (the “TSX”) or the realization of the corporate reorganization such listing would entail; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risk related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders

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to resale their SVS on the CSE; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risk, including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks relating to sales of a substantial amount of the Company’s SVS; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” herein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based cannabidiol (“CBD”) markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Presentation of Financial Information

The Company’s financial statements, copies of which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the system for Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov/edgar, are prepared in accordance with the U.S. generally accepted accounting practices (“U.S. GAAP”) as issued by the Financial Accounting Standards Board. The financial year end of all entities within Curaleaf’s corporate structure is December 31. Financial information presented in this Annual Information Form is presented in U.S. dollars (“$” or “US$”), unless otherwise indicated.

The Company adopted U.S. GAAP as the basis of preparation for the 2022 and comparative 2021 annual consolidated financial statements effective for the years-ended December 31, 2022 and 2021. Previously, the Company’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, for the period up to and including the nine-months ended September 30, 2022.

U.S. GAAP differs in some respects from IFRS and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS. Although the Company has sought to align its accounting treatment and disclosures to align with those required under IFRS and U.S. GAAP so as to minimize the differences, the Financial Statements do not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

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Exchange Rate Data

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada of U.S. dollars into Canadian dollars.

Year Ended December 31,
	2022	2021	2020
Highest rate during the period	C$1.3856	C$1.2942	C$1.4496
Lowest rate during the period	C$1.2451	C$1.2040	C$1.2718
Average rate for the period	C$1.3013	C$1.2535	C$1.3415
Rate at the end of the period	C$1.3544	C$1.2678	C$1.2732

CORPORATE STRUCTURE

Incorporation and Office

The Company is incorporated under the laws of the Province of British Columbia, pursuant to Business Corporations Act (British Columbia) and is a vertically integrated multi-State cannabis operator in the U.S.

On October 25, 2018, the Company and Curaleaf, Inc. (formerly PalliaTech, Inc.) completed the combination of their respective businesses (the ”Business Combination”) that resulted in the reverse take-over of the Company by the securityholders of Curaleaf, Inc. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. merger and reorganization steps. As part of the Business Combination, Curaleaf MergerCo Inc., a wholly-owned subsidiary of the Company, merged with and into Curaleaf, Inc., with Curaleaf, Inc. continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company.

In connection with the Business Combination, Gociter Holdings Ltd., a corporation of which Mr. Boris Jordan, the Executive Chairman of the Company, is the beneficial owner, made a contribution of 3,734,965 shares of common stock of Curaleaf, Inc. and cash to the Company in exchange for 122,170,705 MVS, representing 100% of the issued and outstanding MVS as of closing of the Business Combination.

The Company’s head office address is 420 Lexington Ave, New York, New York, United States of America, 10170. The Company’s registered and records office address is 666 Burrard Street, Suite 1700 Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s SVS are listed on the CSE under the symbol “CURA” and quoted on the OTCQX ® Best Market (the “OTCQX”) under the symbol “CURLF”.

In an effort to increase liquidity for its shareholders, Curaleaf is currently exploring available alternatives to obtain a listing of its SVS on the TSX. The Company has had constructive conversations with the TSX regarding the transaction announced on October 25, 2022 by Canopy Growth Corporation and is preparing for multiple outcomes, including a listing on the TSX under a structure that would be acceptable to both Curaleaf and the TSX. The Company expects that a listing of its SVS on the TSX would entail a significant reorganization of its corporate, capital and debt structure and certain restrictions on funds transfers between its U.S. cannabis assets and other members of the Curaleaf group. Curaleaf anticipates, and is pursuing a TSX listing on the basis that such reorganization and restrictions would not prevent it from continuing to consolidate its U.S. cannabis assets in its financial reporting and would not materially hinder its operations, including the ability for it to raise capital for its U.S. cannabis assets and other assets. While it currently is the Company’s intent and objective to apply to list the SVS on a Canadian national stock exchange such as the TSX, there is currently no guarantee that the Company will be successful in doing so, nor can the Company guarantee that it will be able to effect the necessary reorganization of its operations in a satisfactory manner or at all, to meet the initial listing requirements of the TSX or that the Company would be eligible to post the SVS for trading on such exchange at all.

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Intercorporate Relationships

The table below lists the principal subsidiaries of the Company as of December 31, 2022, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company, and the jurisdiction of organization of each such subsidiary. The Company has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of the Company’s assets or consolidated revenues.

Subsidiaries	Percentage of Voting Securities Owned	Jurisdiction Where Organized
Curaleaf, Inc.	100%	Delaware
Curaleaf International Holdings Limited	68.5%	Guernsey
CLF AZ Management, LLC	100%	Arizona
PalliaTech Florida, Inc.	100%	Delaware
GR Companies, Inc	100%	Delaware
CLF Sapphire Holdings, Inc.	100%	Delaware
Curaleaf Massachusetts, Inc.	100%	Massachusetts
Curaleaf NJ II, Inc.	100%	Delaware
CLF NY, Inc.	100%	Delaware
PalliaTech CT, Inc.	100%	Delaware
PT Nevada, Inc.	100%	Delaware
CLF Maine, Inc.	100%	Delaware
Curaleaf PA, LLC	100%	Delaware
Curaleaf UT, LLC	100%	Delaware
Curaleaf Stamford, Inc.	100%	Connecticut
Virginia's Kitchen, LLC	100%	Colorado
Curaleaf OGT, Inc.	100%	Delaware
CLF AZ SPV, Inc.	100%	Delaware

Notes:

(1)	Each of these subsidiaries have assets and/or revenues that exceed 10% of the Company’s consolidated assets or revenues, as applicable.
(2)	These subsidiaries have revenues in the aggregate that exceed 20% of the Company’s consolidated revenue.

GENERAL DEVELOPMENT OF THE BUSINESS

The highlights relating to the development of the Company’s business over the past three years are described below.

Subsequent Events

On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The issuance of the SVS to be issued in consideration for the acquisition will only occur, and will only be priced, ten trading days following the release of the Company’s annual financial statements for the year ended December 31, 2022, subject to compliance with securities laws.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the

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NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

On January 26, 2023, the Company announced its planned closure of a majority of their operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the ASC 205 – Presentation of Financial Statements held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

On January 10, 2023, the Company received a hybrid producer license from Connecticut’s Department of Consumer Protection, and on January 27, 2023, the Company launched adult-use cannabis sales at its dispensary in Stamford, Connecticut.

Three Year History

2022

Acquisitions

Bloom Dispensaries (“Bloom”)

On January 18, 2022, the Company completed the acquisition of Bloom, a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition included four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona, as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthened the Company’s production and retail sales capabilities in the Arizona market.

Sapphire Medial Clinics Limited (“Sapphire Medical”)

On January 31, 2022, Curaleaf International Limited, (formerly known as EMMAC Life Sciences Limited) (“Curaleaf International”) a wholly owned subsidiary of Curaleaf International Holdings, Limited (“International Holdings”), completed the acquisition of 100% of the equity interests of Sapphire Medical, a Care Quality Commission (U.K.) registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the U.K. The transaction represented a compelling opportunity to enhance the Company’s vertical integration of the business within the U.K.

NRPC Management, LLC (“NRPC Management”)

On May 12, 2022, the Company completed the acquisition of NRPC Management. Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

Broad Horizon Holdings, LLC (“BHH”)

During the third quarter of 2022, the Company entered into an agreement with BHH as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810 – Consolidation (“ASC 810”), the Company determined that this transaction resulted in a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of BHH and began consolidating BHH as of July 1, 2022.

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Pueblo West Organics, LLC (“PWO”)

On September 1, 2022, the Company completed the acquisition of PWO, a licensed cannabis processor in Pueblo, Colorado. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition. See Note 6 – Assets and liabilities held for sale in the Company’s audited consolidated financial statements for the year ended December 31, 2022 for further details. The acquisition of PWO provided Curaleaf with additional capacity to achieve further vertical integration in Colorado.

Four20 Pharma GmbH (“Four20”)

On September 16, 2022, International Holdings completed the acquisition of 55% of the outstanding equity interests of Four20, a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and International Holdings have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. As of the date of acquisition, the Company determined that it does control the operations of Four20 in accordance with ASC 810, and accordingly began consolidating the results of their operations.

Tryke Companies (“Tryke”)

On October 4, 2022, the Company completed the acquisition of Tryke Companies (dba Reef Dispensaries), a privately held, vertically integrated, multi-state cannabis operator. The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together with Tryke, the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Capital Structure

On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, (File No 333-269109) (the “Registration Statement”), with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

Management Changes

Effective December 31, 2022, the Company added two new members to its board of directors, namely Ms. Michelle Bodnar and Mr. Shasheen Shah.

On August 8, 2022, Mr. Ed Kremer was appointed Chief Financial Officer of the Company, and Mr. Camilo Lyon was named Chief Investment Officer.

Mr. Mitch Hara was appointed to the newly created role of Chief Strategy Officer on August 3, 2022.

On May 9, 2022, Mr. Matt Darin was appointed Chief Executive Officer of the Company, after having been appointed President of the Company in January 2022.

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2021

Acquisitions

During the year ended December 31, 2021, the Company completed four acquisitions, namely:

●	In April 2021, the acquisition of EMMAC Life Sciences Limited (“EMMAC”), a corporation existing under the laws of England and Wales (the “EMMAC Transaction”). The EMMAC Transaction is further described below;
●	In May 2021, the acquisition of Maryland Compassionate Care and Wellness, LLC, the holder of cultivation, processing and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC, from its sole owner, KDW Maryland Holding Corporation, an entity of which Mr. Mitchell Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer, pursuant to the exercise of an option acquired through the acquisition of Grassroots (as defined below), which was subject to regulatory approval;
●	In July 2021, the acquisition of Grown Therapies, LLC, an Ohio limited liability company, pursuant to the exercise of an option to acquire OGT entered into in May 2019, which was subject to regulatory approval, in order to expand the Company’s cultivation and processing capacities in Ohio; and
●	In October 2021, the acquisition of Los Sueños Farms, LLC and its related entities, the largest outdoor grower in Colorado, gaining three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’s outdoor cultivation expertise.

EMMAC Transaction

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in International Holdings (the “International Holdings Transaction”). Subsequently, International Holdings acquired EMMAC, the largest vertically integrated independent cannabis company in Europe.

Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of International Holdings pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The International Holdings platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom (“U.K.”), Germany, Italy, Spain, and Portugal. Terra Verde, International Holdings’ European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately three hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal-based cultivation facility provides International Holdings with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. International Holdings also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. International Holdings will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult-use programs.

Further information about the the International Holdings Transaction and the EMMAC Transaction can be found in the Company’s material change report dated March 9, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile. A copy of the purchase agreement governing the EMMAC Transaction is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

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Credit Agreement

In January 2021, the Company entered into a $50 million secured credit facility (the “Credit Agreement”) with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement were used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. The Company satisfied its obligations in full under the Credit Agreement in connection with, and out of the proceeds of the Senior Secured Notes – 2026 (as defined below).

Capital Structure

Senior Secured Notes - 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026 (“Senior Secured Notes – 2026”), for aggregate gross proceeds of $475 million. The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes – 2026 or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Senior Secured Notes – 2026, subject to limited exceptions. Despite the first lien granted to the holders of the Senior Secured Notes – 2026, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first interest payment was made on June 15, 2022.

The net proceeds from the Senior Secured Notes - 2026 were used to extinguish existing indebtedness of the Company with the remainder, after transaction fees of $4.9 million, to be used for acquisitions and general corporate purposes.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

Copies of the Note Indenture and the first indenture supplemental thereto are available on SEDAR (www.sedar.com) under the Company’s profile in the filings dated December 17, 2021 and December 21, 2021.

Overnight Marketed Equity Offering of SVS

On January 12, 2021, the Company closed on an overnight marketed public offering of 18,975,000 SVS at a price of C$16.70 per share for total gross proceeds of C$316.9 million, before deducting the underwriters’ fees and estimated offering expense. The net proceeds of the offering, amounting to $240.6 million, were used by the Company for working capital and general corporate purposes.

Further information about the offering can be found in the Company’s material change report dated January 12, 2021, a copy of which is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar) under the Company’s profile.

Amendment to the Articles of the Company

At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company in order to extend the automatic termination of the dual-class structure

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of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan, Executive Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR (www.sedar.com) under the Company’s profile for more information on such amendment.

Sale and Leaseback Transactions

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years.

In July 2021, the Company completed a sale and lease back transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 10 years.

CFO Succession

Ranjan Kalia was appointed as CFO of the Company effective July 19, 2021 after Michael Carlotti resigned from the Company.

2020

Acquisitions

During the year ended December 31, 2020, the Company completed ten acquisitions, namely:

●	On January 3, 2020, the acquisition of Acres Cultivation, LLC and Acres Medical, LLC, each a Nevada limited liability company providing the Company with a 69,000 square-foot operating cultivation facility (with further expansion as needed) on its 37 acres of land in Amargosa Valley, Nevada, and a large dispensary located in Las Vegas, Nevada, adjacent to the Strip, and a second dispensary located in Ely, Nevada;
●	On February 1, 2020, the acquisition of Cura Partners, Inc. an Oregon corporation (“Cura Partners”), owners of the Select brand. Further information about the acquisition of Cura Partners can be found in the Company’s material change reports dated May 10, 2019 and November 8, 2019, as well as the Company’s business acquisition report dated May 29, 2020, copies of which are available on SEDAR (www.sedar.com) under the Company’s profile. A copy of the merger agreement entered into in connection with the Cura Partners transaction is also available on SEDAR (www.sedar.com) under the Company’s profile;
●	In February 2020, the acquisition of Remedy Compassion Center, Inc. (“Remedy”), which operated until then as a Maine non-profit corporation, converted to a for-profit corporation as approved by their independent board of directors when changes in Maine allowed for such change. In connection with the conversion, the management services agreement entered among the Company and Remedy in October 2016 was terminated and the Company entered into a Registered Dispensary Management Agreement. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Registered Dispensary Management Agreement, the Company has acquired operational control and substantially all of the economic benefit of its business, which allows the Company to control Remedy in accordance with ASC 810 definitions. The Company retains a right to acquire Remedy at such time as the Maine residency requirement for ownership is lifted;
●	In February 2020, the acquisition of Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado;
●	On April 6, 2020, the acquisition of Arrow Alternative Care, Inc., Arrow Alternative Care #2, Inc., Arrow Alternative Care #3, Inc., each a Delaware corporation, which operated licensed medical cannabis dispensaries in Stamford, Hartford and Milford, in the state of Connecticut;

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●	In July 2020, the acquisition of the alternative treatment center permits and assets of Curaleaf NJ, Inc. (formerly Compassionate Sciences ATC Inc.) following certain amendments to the New Jersey Compassionate Use Medical Marijuana Act, known as the Jake Honing Compassionate Use Medical Cannabis Act, authorizing New Jersey non-profit corporations to sell or transfer their permits and other assets to for-profit entities;
●	In July 2020, the acquisition of the operational control and substantially all of the economic benefit of the business of Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (“MEOT”), a Maine corporation, through the acquisition of Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi, had a 50% ownership interest, and which entity has a Management Services Agreement with MEOT. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with ASC 810. The Company retains a right to acquire MEOT at such time as the Maine residency requirement for ownership is lifted;
●	In July 2020, the acquisition of GR Companies, Inc., a Delaware corporation (“Grassroots”), in an all-stock transaction. Upon closing of the Grassroots transaction, Curaleaf appointed Mitchel Kahn, co-founder and CEO of Grassroots, to its board of directors. Further information about the Grassroots transaction can be found in the Company’s material change reports dated July 31, 2020, July 7, 2020 and July 17, 2019, copies of which are available on SEDAR (www.sedar.com) under the Company’s issuer profile. A copy of the merger agreement entered into in connection with the Grassroots transaction (the “Grassroots Agreement”) is also available on SEDAR (www.sedar.com) under the Company’s issuer profile.
●	In August 2020, the Company acquired the remaining 11.4% equity interest in Palliatech Florida, LLC from certain minority shareholders; and
●	In November 2020, the acquisition of Alternative Therapies Group’s licensed cultivation and processing operations in Amesbury, Massachusetts.

Capital Structure

Private Placement of SVS

On July 20, 2020, Curaleaf completed a private placement of SVS. Under the initial tranche, subscribers purchased an aggregate of 3,541,429 SVS for aggregate gross proceeds of approximately CAD $27.3 million. Subsequent to setting the initial tranche, the Company secured a second tranche investment, which was part of the private placement which closed on July 20, 2020. Under the second tranche, a subscriber purchased 842,269 SVS for gross proceeds of approximately CAD $6.8 million. In aggregate, the private placement generated approximately CAD $34.1 million in gross proceeds for the Company in exchange for 4,383,698 SVS. The private placement was completed in connection with the closing of the Grassroots acquisition. The net proceeds of the private placement have been used by the Company to fund Grassroots’ high-return expansion projects, replenish its working capital as well as for general corporate purposes.

Further information about the private placement can be found in the Company’s material change reports dated July 31, 2020 and July 7, 2020, copies of which are available on SEDAR under the Company’s profile at www.sedar.com.

Sale and Leaseback Transaction

In August 2020, the Company completed a sale and lease back transaction to sell its Mt. Dora, Florida cultivation and processing facility to GA NA 3 LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 15 years.

BUSINESS OF THE COMPANY

About Curaleaf

Curaleaf is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company, and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York,

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New York. As of December 31, 2022, domestically, the Company had operations in 21 states, operated 145 dispensaries, 29 cultivation sites, and 33 processing sites with a focus on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Nevada, New York, New Jersey, North Dakota, and Pennsylvania. in Europe, the Company has a fully integrated medical cannabis business with licensed cultivation in Portugal, three pharma grade cannabis processing and manufacturing facilities in Spain, the U.K. and Germany and licensed medical cannabis distribution in the U.K., Germany, and Switzerland. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the supply of medical cannabis direct to the patient. Additionally, the Company supplies medical cannabis on a wholesale basis across the region, including into Israel, Italy, and Germany.

The Company leverages its extensive R&D capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business. In order to achieve its strategy, the Company has completed several acquisitions since its formation and expects to continue to actively pursue other acquisitions, dispositions, and investment opportunities in the future.

Operating Segments

Prior to the first quarter of the year ended December 31, 2022, the Company operated in two segments; Cannabis and Non-Cannabis operations. During the first quarter of 2022, the Company determined that the Non-Cannabis segment no longer represented a reportable segment, and therefore concluded that the Company operated in one segment; the cultivation, production and sale of cannabis products via retail and wholesale channels.

Following a change in the Company’s Chief Executive Officer during the second quarter of 2022, and the finalization of the change in the Company’s organizational and internal financial reporting structure during the fourth quarter of 2022, the Company determined it is appropriate to report the Company’s results for the following two operating segments, which are also its reportable segments: (i) domestic operations and (ii) international operations. These segments reflect how the Company’s operations are managed, how the chief operating decision maker allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured.

As of December 31, 2022, the Company operates 145 retail dispensaries in 21 states, as well as 29 domestic cultivation sites and 33 processing sites which sell cannabis through wholesale channels.

Domestic operations

As of December 31, 2022, the Company derives the majority of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2022, over 94% of the Company’s operations are in the U.S. The Company is directly involved (through its subsidiaries) in both the adult-use and medical cannabis industry in the states of Arizona, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Utah, and Vermont ; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

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As of December 31, 2022, the Company operates in the U.S. as more specifically described in the below table. For further details on the Company’s operations in the U.S., see the “Regulatory Environment: Issuers with United States Cannabis-Related Activities” section of this AIF.

All of the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Kentucky’s hemp program was introduced in 2013 and currently only allows hemp-derived products wholesale, including cannabinoids such as CBD and cannabigerol. The Company has a 74,000 square foot processing/handling facility in Lexington.

Curaleaf Operations Overview(1)

State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities(2)	Cultivation Sites(2)	Square Feet
AZ	2010	2020	17	4	4	219,488
CA	1996	2016	-	2	-	-
CO	2000	2012	3	1	3	2,195,475
CT	2012	2021	4	1	1	60,000
FL	2014	N/A	59	2	3	460,772
IL(3)	2013	2019	10	1	1	125,000
ME(4)	1999	2019	5	2	1	126,800
MD	2013	2023	5	1	1	55,000
MA(5)	2012	2016	5	2	2	157,000
MI	2008	2018	4	1	-	-
MO(6)	2018	2022	-	1	-	-
NV	2013	2016	7	3	3	164,244
NJ	2010	2020	3	2	2	153,150
NY	2014	2021	4	1	1	72,000
ND	2016	N/A	4	1	1	33,000
OH	2016	N/A	2	1	1 Level I	30,000
OR	1998	2014	1	2	1	37,000
PA	2016	N/A	18	2	2	125,000
UT	2018	N/A	1	2	1	90,000
VT	2004	2022	2	1	1	13,000

Notes:

(1)	Licensed operations of the Company’s subsidiaries that are consolidated based on ownership, management agreement or similar contractual relationships.
(2)	The Company has multiple production licenses and/or facilities in certain states. The above table sets out the number of states in which the Company currently holds operational licenses. In total, the Company has 33 processing sites and 29 cultivation sites in the U.S.
(3)	In Illinois, five dispensaries are adult use only; five are medical and adult use combined.
(4)	Of the five licensed dispensaries in Maine, one is adult use only and four are medical only.
(5)	Of the five licensed dispensaries in Massachusetts, two are medical only and three are adult use only.
(6)	While the Company, its subsidiaries, or affiliates, may have rights to certain manufacturing licenses in Missouri and transfer to the Company is pending regulatory approval.

International Operations

In April 2021, the Company completed the acquisition of EMMAC (which has since been renamed Curaleaf International Limited), the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the U.K., Germany, Italy, Spain, Portugal, Switzerland, and Malta. See “Three Year History – 2021 – Acquisitions – EMMAC Transaction” for more information regarding the EMMAC transaction.

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Four20, a leading German distributor and manufacturer of medical cannabis. See “Three Year History – 2022 – Acquisitions – Four20 Pharma GmbH” for more information regarding the Four20 transaction.

The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale

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basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the U.K., Switzerland, and Germany. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of this Annual Information Form.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal R&D capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pots, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

In most of the Company’s U.S. and European markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry’s leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have 473 unique cultivars in the production phase, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.
•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.
•	Formulation and Quality Control: The Company’s U.S. processing facilities produce across the range of solid, liquid, and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing, and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company’s R&D activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s R&D activities operate on an on-going basis as the Company continually seeks to improve current methods for its licensed businesses.

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Internationally, the Company continues to develop its clinical research program and in 2021 set up the first bench to bedside medicinal cannabis research and drug development pipeline with basic science and clinical research collaborations across leading universities including Imperial College and Institute for Cancer Research. This program includes in vitro experiments to identify specific ratios of cannabinoids that are best used for treatment of pain, the results of which were published in the Journal of Pain Research.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry, through which it performed analyses of the Company’s own branded and manufactured extracted cannabis medicines for treatment of pain in U.K. patients. These showed positive findings and results were presented at the International European General Practice Research Network in Halle, Germany and published in the Journal of Clinical Pharmacology.

The Company has continued to be an industry leader in publishing real world evidence data in Europe. At present, 11 research publications have arisen from the U.K. Medical Cannabis Registry, covering chronic pain, anxiety, autism spectrum disorder, PTSD, depression, inflammatory bowel disease and childhood epilepsy. In addition, the Company has published seven further peer-reviewed research articles, of which six have been published in 2022 which tackle themes of awareness and stigma of medical cannabis. Moreover, this year the Company presented 23 research abstracts across the International Cannabinoid Research Society 2022 conference and two national British meetings, of which 19 contained outcomes from the Registry. Among these included individual analyses of each of the Company’s own branded and manufactured medical cannabis oils and dried flower for the treatment of pain and anxiety. Furthermore, four research abstracts were presented at the 12th International Medical Cannabis Conference 2022, including results on migraine and from a clinical trial in pain. In addition to real world evidence, the Company has published leading opinion pieces on the status of medical cannabis research, in addition to conducting fundamental research on the perceived stigma of medical cannabis patients in the U.K., which is strategically important in the future education of patients, public, and healthcare professionals.

Production and Sales

As of December 31, 2022, the Company had 29 cultivation facilities in the U.S. totaling approximately 4.1 million square feet, as well as 33 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative.

The Company’s primary method of sales in the U.S. currently occurs through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across several U.S. states, in compliance in all material respects with all regulations applicable in those U.S. states. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the U.K., Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the U.K., supplying medical cannabis wholesale to several jurisdictions, including Israel, Italy, and Germany, as well as selling CBD wholesale throughout Europe.

Curaleaf aims to expand dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Seasonality

The Company’s business and operations do not experience marked seasonality. However, in certain regions (especially the west coast of the U.S.), the cannabis industry can be subject to seasonality in some states that allow home grow. Because homegrown plants are typically harvested in the late summer or early fall, there can be some deceleration in retail and wholesale sales trends during these months as these private supplies are consumed.

Intellectual Property

Curaleaf has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. Curaleaf has developed multiple proprietary product formats, technologies and processes to ensure the high quality of its premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the

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patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and/confidentiality agreements.

In addition to its patent and pending trademarks (listed below), as of December 31, 2022 Curaleaf owned numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

Patents

As of December 31, 2022, Curaleaf had one federally registered patent with the United States Patent and Trademark Office (“USPTO”) and one pending application:

	Filing Date	Patent / Application Number	Description
1.	7/20/2012	8910630	Cannabis drug delivery and monitoring system
2.	7/22/2021	Appln. 17/382,836	Squeeze Doser With Childproof Cap (pending)

Trademarks

Additionally, as of December 31, 2022, Curaleaf had three registrations and three pending trademark applications with the USPTO, all pertaining to use of the Curaleaf brands and related goods associated with the Curaleaf brands and/or names. All federal registered trademarks in the U.S. described below are subject to renewal ten (10) years from the date of registration. As of December 31, 2022, Curaleaf had 37 state trademark registrations. The Company is actively pursuing the filing of additional trademarks. The Company also has a significant number of trademarks registered and pending in various international jurisdictions.

	Filing Date	Serial / Application Number	Word Mark	Trademark
1	8/27/2018	88/093,822	CURALEAF
2	9/17/2018	88/120,354	CURALEAF
3	11/28/2018	88/208,490	UKU
4	12/20/2018	87/825,466	SELECT
5	6/27/2019	88/490,971	GRASSROOTS
6	8/19/2021	90/892,063	WOMEN’S CANNABIS COLLECTIVE SELECT

Competitive Conditions

The U.S. cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets there are also a number of illegally operating dispensaries, which serve as competition. The Company maintains an operational footprint primarily in U.S. states with high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework. The Company also faces competition from a number

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of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

For additional details on the competition faced by the Company, refer to the “Risk Factors” section of this Annual Information Form. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, please refer to the “Regulatory Environment: Issuers with United States Cannabis-Related Assets” section of this Annual Information Form. The Company, through Curaleaf International, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of this Annual Information Form.

Employees

As at December 31, 2022, the Company had 5,931 employees.

Compliance and Monitoring

As of the date of this Annual Information Form, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. The Company believes that neither regulatory action will have a material impact on its operations in either state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Vice President, Matt Harrell, and two vice presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought

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against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see the heading “Risk Factors” in this Annual Information Form for further risk factors associated with the operations of the Company.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a discussion of the federal and state-level U.S. regulatory regimes in those U.S. states where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S.

federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas,  Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities

As of the date of this Annual Information Form, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

U.S. Federal Overview

The Controlled Substance Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of

121 U.S.C. 812(b)(1).

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epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 21 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against

2Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

4See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

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state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this Annual Information Form as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2023. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the U.S. Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. It is unclear when these agencies would complete their respective reviews nor is it clear whether the reviews would result in any change in the classification of marijuana.

On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act ; (i) directs the DEA

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to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (“DEA”) to the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the Bureau of Alcohol Tobacco Firearms and Explosives (“ATF”) as well as the FDA to protect public health.

The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

The CAOA failed to pass the 117th Congress.

Another bill, the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”), proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

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Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

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The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway

5Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

6H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

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for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota; the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, voters approved measures legalizing cannabis for adult use.

The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the CAOA, the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, took control of the United States House of Representatives, which could impact the prospects for cannabis reform legislation.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.

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Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section herein for additional details.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section herein for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

U.S. States Operations

For an overview of the states in which the Company operates, their legal framework and how it affects Curaleaf’s business, please refer to the section titled “The States we Operate in, their Legal Framework and How it Affects our Business” in the Annual MD&A, which is hereby incorporated by reference.

RISK FACTORS

The following are certain risk factors relating to the business of the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition,

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liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Shareholders should evaluate carefully the risk factors associated with the Company’s securities described herein, along with the additional risk factors described in the Annual MD&A and in the other continuous disclosure documents of the Company filed from time to time with the Canadian securities commissions and the SEC.

Risks Related to Legality of Cannabis

Cannabis is a Controlled Substance under the United States Federal Controlled Substances Act

The Company is engaged directly and indirectly in the medical and adult-use cannabis industry in the U.S. where only state law permits such activities. Investors are cautioned that in the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge, some form of cannabis has been legalized in 44 states and Washington, D.C., Puerto Rico and Guam as of March 2023. Additional states have pending legislation regarding the same. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substance Act and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. Refer to the discussion above under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or were purchased using the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

There can be no assurances that the federal government of the United States will not seek to enforce the applicable laws against us. Without further guidance, federal prosecutors may use their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws permitting such activity, subject to the Rohrabacher-Farr Amendment, which prohibits federal prosecutors from expending federal funds against medical cannabis activities that are in compliance with state law. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrabacher-Farr Amendment will remain in effect until September 30, 2023. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution, and its inclusion or non-inclusion, as applicable, is subject to political changes. While numerous U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law, including in the event the Rohrabacher-Farr Amendment is not renewed upon expiration in subsequent spending bills.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. In the extreme case, such proceedings could also ultimately involve the prosecution of key executives of the Company. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., the listing of its securities on the CSE, its financial position, results of operation, profitability or liquidity or the market price of its publicly traded shares, in each case even it such proceedings were concluded successfully in favor of the Company. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

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Market for Cannabis Could Decline due to Regulatory Changes

There can be no assurance that the number of states that allow the use of medicinal cannabis will increase. Furthermore, there can be no assurance that the existing states, districts and territories that permit the sale and use of adult-use and/or medicinal cannabis will not reverse their position. If either of these things happens at any future time, then growth of the Company’s business may be materially impacted. The Company may not be able to achieve targeted revenue levels and may experience declining revenue as the potential market for its products and services diminishes.

If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, the Company’s financial results, business or operations would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Company, its business and its assets or investments.

Investors should understand that any new administration or attorney general could change this policy and decide to enforce the federal laws more strongly. A change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to the Company.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations internationally and domestically in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S., Canada and the countries in which Curaleaf International operates.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation, which would subject the Company to criminal liability and significant penalties and fines. Proceeds from the Company’s business activities could also be subject to seizure or forfeiture. Any violations of these laws, or allegations of such violations could disrupt the Company’s operations and involve significant management distraction and expenses. As a result, money laundering charges could materially affect the Company’s business, financial condition or results of operations, including restricting or otherwise jeopardizing the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Lack of Access to U.S. Bankruptcy Protections

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations, which would have a material adverse effect on the Company, its lenders and other stakeholders.

Financing Risks

Additional Financing Needs

The Company may require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available

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to the Company when needed or on terms which are acceptable. If the Company is required to access capital markets to carry out its development objectives, the state of capital markets and other financial systems could affect the Company’s access to, and cost of, capital. The Company’s inability to raise financing to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS. Moreover, additional SVS may be issued by us on the conversion of the MVS in accordance with their terms. To the extent holders of other convertible securities convert or exercise their securities and sell SVS they receive, the trading price of the SVS may decrease due to increase dilution and subsequent trading.

Debt financing may involve restrictions on the Company’s financing and operating activities, including its ability to acquire or dispose of assets or businesses, incur additional indebtedness, make capital expenditures, and make cash distributions. Debt financing may be convertible into other securities of the Company or involve the issuance of equity fees, either of which may result in immediate or resulting dilution. Any default under such debt instruments could have a material adverse effect on the Company, its business or the results of its operations.

Restricted Access to Banking

In February 2014, the FinCEN bureau of the U.S. Department of Treasury issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the federal administration. In addition to the foregoing, banks may refuse to process debit card or ACH payments or transfers and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently. Additionally, cannabis businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.

Adverse Developments with respect to Financial Institutions and Associated Liquidity Risk

The global economic slowdown, inflation, rising interest rates and the prospects for recession, as well as recent and potential future disruptions in access to bank deposits or lending commitments due to bank failure, could materially and adversely affect our liquidity, our business and financial condition. The recent closures of Silicon Valley Bank and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation (“FDIC”) have identified bank-specific liquidity risks and concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at Silicon Valley Band and Signature Bank would have access to their funds, even deposit amounts that exceed FDIC deposit insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages. The failure of any bank in which we deposit our funds or with which we have a credit facility could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. We do not currently have a commercial relationship with a bank that has failed or is, to our knowledge, otherwise is experiencing operational distress, nor have we experienced delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking

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system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened and could have a material adverse effect on our business operations and financial condition.

General Regulatory and Legal Risks

Legal, Regulatory or Political Change

The political environment surrounding the marijuana industry in general can be volatile and the regulatory framework remains in flux.

Delays in enactment or implementation of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is also aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. For example, in California a significant per-pound tax on cannabis was added in 2021, imposing an additional burden on operators. Other states are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

The commercial medical and adult-use marijuana industry is in its infancy. The Company’s business activities rely on newly established and/or developing laws and regulations in the states in which it operates and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures, often times with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may also come under scrutiny or further scrutiny by the FDA, USDA, DEA, IRS, SEC, the DOJ, the Financial Industry Regulatory Advisory or other federal or applicable state or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or adult-use purposes in the United States.  It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

The Company has in place a robust compliance program headed by its CCO who oversees, maintains, and implements the compliance program and personnel. Compliance officers in each operating subsidiary as well as regional Compliance Directors are charged with knowing the local regulatory process and monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments and enforcement actions taken by regulators. In addition to the Company’s robust legal and compliance departments, the Company also has local legal/regulatory counsel engaged or available in every jurisdiction in which it operates. The Company’s compliance program is designed to provide meaningful advice, oversight and challenge for the Company’s operations that includes regular site visits to ensure compliance with Company policies and procedures as well as applicable regulatory requirements, including but not limited to marketing materials review to ensure compliance with State and local regulations, and security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. The Company has implemented a corporate compliance training program for all employees. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

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Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

General Regulatory and Licensing Risks

The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Several of the Company’s licenses are subject to renewal on an annual or periodic basis. Such licenses are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations, however there is no guarantee such licenses will be renewed on the same terms, or at all, going forward. For instance, please refer to the section “General Development of the Business – Subsequent Events”.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Limitations on Ownership of Licenses

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three license holders in any category - cultivation, processing or dispensing. In Maryland, the Department of Health has taken the position that the law prevents having a material ownership interest in more than one cultivation or processing license holder and more than four dispensing license holders. In New Jersey, there are restrictions on overlapping ownership of license holders. In Florida, there are also limitations on owning more than one of the vertically-integrated medical cannabis licenses offered in that state.  The Company believes that, where such restrictions apply, it may still capture significant share of revenue in the market through wholesale sales, exclusive marketing relations, provision of management or support services, franchising and similar arrangement with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain states or enforcement

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by regulators in certain states against such services arrangements may limit the Company’s ability to grow organically or to increase its market share in such states, which could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

Regulatory Action and Approvals from the Food and Drug Administration

The Company’s medical cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

Cannabidiol, a compound referred to as CBD, is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®). Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA. The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of state and local health authorities.

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and results of operations.

The Company sells and distributes certain products containing CBD. The Company’s compliance program also includes coverage of the CBD-related business with a focus on reviewing proposed marketing materials related to these products. There is a risk that the FDA or state or local Departments of Health will seek to stop the Company from selling its CBD products or seek to have the claims made for those products revised.

Loss of Foreign Private Issuer Status

The Company is a Foreign Private Issuer as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and Rule 3b-4 under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the U.S., the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term “Foreign Private Issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)any one of the following:

(i)the majority of the executive officers or directors are United States citizens or residents, or

(ii)more than 50 percent of the assets of the issuer are located in the United States, or

(iii)the business of the issuer is administered principally in the United States.

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A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the SEC issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding SVS is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the Company is a “Foreign Private Issuer.” Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status.

Internal Controls over Financial Reporting

As a Company that files reports under the U.S. Exchange Act, we are required to maintain internal controls over financial reporting (“ICFR”) (as defined in Rule 13a-15(f) under the U.S. Exchange Act) and to report any material weaknesses in such internal controls. Our management is responsible for establishing and maintaining adequate ICFR and for evaluating and reporting on the effectiveness of our system of internal control. Effective internal control is necessary for us to provide timely, reliable and accurate financial reports, identify and proactively correct any deficiencies, material weaknesses or fraud and meet our reporting obligations. A material weakness is a deficiency, or a combination of deficiencies, in financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be presented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires that we evaluate and determine the effectiveness of our ICFR and provide a management report on the ICFR. Such report must also be attested to by our independent registered public accounting firm.

In the past year, certain material weaknesses were identified, including material weaknesses existing as of December 31, 2022. Refer to the section “Management’s Annual Report on Internal Controls over Financial Reporting” of the Annual MD&A for more information. Remediation efforts have placed, and will continue to place, a significant burden on management and add increased pressure on our financial reporting resources and processes. The accuracy of our financial reporting and our ability to timely file with the SEC and the applicable securities regulatory authorities in Canada have in the past been, and may in the future be, adversely impacted if we are unable to successfully remediate material weaknesses in a timely manner, or if any additional material weaknesses in our internal control over financial reporting are identified. In addition, if our remedial efforts are insufficient, or if additional material weaknesses or significant deficiencies in our internal control occur in the future, we could be required to restate our financial statements again, which could materially and adversely affect our business, results of operations and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weaknesses or deficiencies, subject us to regulatory investigations and penalties, harm our reputation, cause a decline in investor confidence or otherwise cause a decline in our stock price.

If our ICFR contain material weaknesses which we are unable to identify, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, if we are unable to comply with the requirements of Section 404 of SOX in a timely manner, if we are unable to assert that our ICFR are effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our ICFR, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our SVS could be negatively affected.

Restatements of certain of our Financial Statements

We restated our audited consolidated financial statements for the three and twelve months ended December 31, 2021, the three months ended March 31, 2022, the three and six months ended June 30, 2022, and the three and nine months ended September 30, 2022, which were previously filed on SEDAR and EDGAR, to adjust the revenue recognition treatment of certain wholesale transactions as well as other related flow through adjustments. The review of the business controls and related revenue recognition items and the preparation of our restated financial statements for such periods has caused us to incur substantial expenses for legal, accounting, tax and other professional services and has diverted our management’s attention from our business and could continue to do so. In addition, as a result of the restatements, investors may lose confidence in our results of operations, the price of our SVS could decline and we may be subject to shareholder or other litigation or regulatory enforcement actions in connection with these restatements.

Litigation

The Company may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be

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determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the SVS. Even if the Company is involved in litigation and is successful, such litigation could redirect significant company resources from business operations to prosecuting or defending such litigation, which can adversely affect the financial results, business and operations of the Company or its subsidiaries, as applicable. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. See “Legal Proceedings and Regulatory Actions” for an overview of the material proceedings affecting the Company.

The Company’s Status as a Public Company

As a public company in Canada and the U.S., the Company is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Company’s securities may be listed from time to time. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. Additional or new regulatory requirements may be adopted in the future by the CSE or other securities law regulators. The requirements of existing and potential future  rules  and  regulations  increase  the  Company’s  legal,  accounting  and  financial  compliance  costs,  make  some activities  more  difficult,  time-consuming  or  costly  and  may  also  place  undue  strain  on  its  personnel,  systems  and resources, which could adversely affect its business and financial condition.

Environmental Risks

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Unknown Environmental Risks

There can be no assurance that the Company will not encounter hazardous conditions at the facilities where it operates its businesses, including, without limitation, its medical cannabis cultivation and dispensary facilities, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Climate change or significant weather events may accelerate or exacerbate environmental conditions in ways that adversely affect the business due to potential negative effects on agricultural conditions, increased difficulty in construction projects to support our operations. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.

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General Business Risks

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada and the U.S. is subject to risks. In addition, in jurisdictions outside of Canada and the U.S., there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the U.K. profits from an investment in a cannabis producer or supplier, such investment may technically violate the U.K. Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In addition, such prohibitions and restriction may limit the ability to receive dividends if such dividends were to be declared in the future.

The general risk factors relating to Curaleaf’s business and operations generally also apply in respect of Curaleaf International’s business and operations, including Curaleaf International. Investors should carefully consider the additional risk factors applicable to Curaleaf International’s business and operations as set forth below.

European Regulatory and Licensing Risks

Curaleaf International’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of Curaleaf International’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals and licenses. Changes to such laws, regulations and guidelines due to matters beyond the control of Curaleaf International may result in a material adverse effect on Curaleaf International’s business, financial condition, results of operations or prospects.

Curaleaf International is required to obtain or renew further government permits and licenses for its current and contemplated operations (including, without limitation, in Spain, the U.K. and Portugal). Curaleaf International has further applied for licenses in Italy to import, store and distribute medical cannabis products. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on Curaleaf International’s part. Curaleaf International may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business in a timely manner in the future. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of Curaleaf International. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, Curaleaf International may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities or may incur unexpected costs associated with the licensing renewal process. Such curtailment, prohibition or unexpected costs may result in a material adverse effect on Curaleaf International’s business, financial condition, results of operations or prospects.

Moreover, Curaleaf International may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm Curaleaf International’s reputation, require Curaleaf International to take, or refrain from taking, actions that could harm its operations or require it to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on Curaleaf International’s business, financial condition, results of operations or prospects.

Changes in applicable legislation (including POCA 2002)

Cannabis-related financial transactions are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these laws are unclear, in some jurisdictions, financial benefit, directly or indirectly,

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arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such laws, and persons receiving any such benefit may be subject to liability.

For instance, The U.K. Proceeds of Crime Act 2002 (“POCA 2002”) and other anti-money laundering legislation applicable in the U.K. prohibits persons and corporations (or other undertakings) domiciled in the U.K. from receiving the proceeds of crime from activities outside the U.K. The board of directors of Curaleaf International will take all precautions possible to ensure that it does not at any time or in any way contravene POCA 2002 or any other applicable regulations and legislation in relation to cannabis (both in the U.K. and in the relevant foreign jurisdiction applicable to the operations of Curaleaf International). However, there are no guarantees that the activities of EMMAC will always be deemed lawful if there are any changes in applicable law. Contravention of POCA 2002 carries potential criminal liability. POCA 2002 is extraterritorial in its application and receipt of funds by Curaleaf International from activities that are not legal in the U.K., even if legal in the jurisdiction where relevant revenue is generated, may result in Curaleaf International being considered to be in receipt of “proceeds of crime”. Whilst there remains significant uncertainty regarding the application of POCA and different financial institutions have adopted a different approach to such funding and/or holding of assets that may result in future revenue being received by a U.K. corporation, there can be no certainty that Curaleaf will be able to directly fund and/or capitalize Curaleaf International to support its growth in Europe. Delays or restrictions on Curaleaf funding Curaleaf International in the future may impact Curaleaf International’s ability to grow its revenues as the European market develops.

As at the date hereof, the recreational use of cannabis is illegal in the countries in which Curaleaf International operates, including the U.K. Changing sentiments and evolving regulations in relation to recreational cannabis may mean that in the future recreational cannabis use may be legalized.

Curaleaf International’s strategy is focused primarily on the medical cannabis market in Europe. Should recreational cannabis use be legalized in countries in which Curaleaf International operates other than the U.K., Curaleaf International may face difficulties participating in such markets and will face additional competition from recreational cannabis companies and/or may lose potential medical customers to the recreational cannabis market. Curaleaf International will not explore opportunities within the recreational cannabis sector where the board of directors of Curaleaf International determines that there is a risk of contravening POCA 2002 or any other applicable regulations and legislation in relation to cannabis.

International Operations

Curaleaf International is exposed to risks relating to the laws of various countries as a result of its international operations. Curaleaf International currently conducts operations in multiple countries and plans to expand these international operations. As a result of such operations, Curaleaf International is exposed to various levels of political, economic, legal and other risks and uncertainties associated with operating in or exporting to these jurisdictions, as well as various laws governing the cannabis industry in such countries. These risks and uncertainties include, but are not limited to, changes in the laws, regulations and policies governing the production, sale and use of cannabis and cannabis-based products, political instability, instability at the European Union level, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally. Changes, if any, in the laws, regulations and policies relating to the advertising, production, sale and use of cannabis and cannabis-based products or in the general economic policies in these jurisdictions, or shifts in political attitude related thereto, may adversely affect Curaleaf International’s operations, or the profitability of Curaleaf International’s operations, in these countries.

Possible investments by Curaleaf International in European countries that have less developed legal systems than the more established economies in Europe may occasion risks such as (a) effective legal redress in the courts of such jurisdiction, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (b) a higher degree of discretion on the part of governmental authorities; (c) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (d) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (e) relative inexperience of the judiciary and courts in such matters. In consequence the commitment of local business people, government officials, agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

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As Curaleaf International explores novel business models, such as global co-branded products, cannabinoid clinics and cannabis retail, international regulations will become increasingly challenging to manage. Specifically, Curaleaf International’s operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on Curaleaf International’s international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, although Curaleaf International has begun production in Portugal with a view toward facilitating exports of its cannabis products to countries in the EU (or, as permissible, elsewhere) from Portugal, there is no assurance that these EU (or non-EU) countries will authorize the import of cannabis products from Portugal, or that Portugal will authorize or continue to authorize such exports, or that such exports will provide Curaleaf International with advantages over its current EU export strategy. Each country in the EU (or elsewhere) may impose restrictions or limitations on imports that require the use of, or confer significant advantages upon, producers within that particular country. As a result, Curaleaf International may be required to establish production facilities in one or more countries in the EU (or elsewhere) where it wishes to distribute its cannabis products in order to take advantage of the favorable legislation offered to producers in these countries.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in the U.S. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.

Competition from other Participants in the European Medical Cannabis Sector

Curaleaf International faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where Curaleaf International operates (and intends to operate). Some competitors have longer operating histories and greater human resources, bigger or superior cultivation sites or more experience cultivating cannabis, greater manufacturing and marketing experience than Curaleaf International, or existing pharmaceutical operations or drug development experience. Competitor companies may have a larger local presence in a particular country, or a track-record in analogous industries in such country that establishes their credibility with regulators, partners, suppliers, distributors, customers or patients.

In addition, large pharmaceutical companies may enter the medical cannabis sector. Large pharmaceutical companies will have access to large research and development budgets, have recognized brands developed over many years, experience in bringing medical products to the market and are familiar to and trusted by regulators, doctors and patients.

Competition will intensify in all European markets as the medical cannabis industry opens up and develops, and the potential of medical cannabis is recognized. New operators will enter the market as legislators adopt a more permissive attitude towards medical cannabis. Existing operators in Canada and North America (which may compete with Curaleaf), many with experience and a track record cultivating and processing cannabis and manufacturing medical cannabis products, and with financial and human resources greater than European competitors, may enter the European market and/or make acquisitions to quickly establish a market presence.

Curaleaf International’s competitors may develop more effective products for a particular illness or condition, or complete more comprehensive research on their products, or otherwise register intellectual property that establishes them as the market leader in

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a particular country or field. Competitors may deliver more effective education, awareness, sales and/or marketing programs and be able to establish superior market share in any country or in relation to a specific illness or condition.

Competition from other competitors may also affect Curaleaf International’s ability to: (i) pursue and complete acquisition and/or investment opportunities (or increase the cost of the same); (ii) pursue commercial opportunities with cultivation partners, contract manufacturers, suppliers or distributors in a particular country due to competition; and (iii) the ability of Curaleaf International to hire and/or retain key individuals.

There can be no assurance that increased competition from other companies in the medical cannabis sector will not have a material adverse effect on Curaleaf International’s business, financial condition and results of operations.

Reimbursement of Medical Cannabis by Insurers

In Germany, a key market for medical cannabis in Europe and a key market for Curaleaf International, a significant percentage of medical cannabis prescriptions are reimbursed in whole or in part pursuant to private health insurance policies held by patients. Curaleaf International believes insurance cover across Europe will increase (both in terms of the number of prescriptions reimbursed, the number of conditions for which reimbursement is available, and the number of countries where insurance companies reimburse some or all of costs incurred by patients) as the benefits of cannabis as a treatment option are more widely accepted, and importantly the cost of medical cannabis reduces and its cost effectiveness is compared to existing treatments and medicines more widely recognized. If this is not the case, and the number of prescriptions reimbursed falls or does not increase as expected, or medical cannabis for particular conditions is not available to patients under their insurance policies, or insurance is not available in new markets in Europe as either the efficacy of cannabis remains in doubt, or the cost of cannabis as a treatment option remains too high (compared to existing treatments), the number of prescriptions for medical cannabis will be less than forecast by analysts and the sales and revenues of Curaleaf International will be reduced.

Costs and Timing of Establishing an European Distribution Network

Medical cannabis in Europe is a nascent industry; even industry leaders are building networks, supply-chains and distribution channels from a low base, often by mergers and acquisitions. Building large multi-country distribution networks may take longer than expected, and cost more than budgeted. Medical cannabis in Europe is not a single market and distribution of products in each country will be subject to separate and specific laws and regulations or specific application of EU regulations by those countries. If the cost of building a European wide distribution network is greater than expected, or it takes longer than forecast to establish reliable and effective sales channels across Europe or in any particular country (through the education of doctors and delivery of research differentiating Curaleaf International’s products), the additional costs or delays incurred may have a material adverse effect on the financial performance and results of operations of Curaleaf International.

Adoption or Prescription of Medical Cannabis by Health Professionals

Curaleaf International is satisfied (based on third party research into the attitudes of doctors and patients) that a large number of doctors and patients in Europe are content that medical cannabis has potential benefits for patients suffering a wide range of conditions; however, it remains a significant risk to Curaleaf International that a large number of the same doctors and patients may not prescribe medical cannabis, or seek medical cannabis as a treatment option, unless and until the results of comprehensive clinical trials are available, confirming categorically the measured benefits of medical cannabis over a period of time, and providing evidence of the safety of medical cannabis (in isolation and in conjunction with a range of other drugs, licensed medicines and over-the-counter supplements that may be taken concurrently by patients, or in light of other lifestyle factors that may affect a particular part of a patient population (e.g. alcohol or other recreational drugs)).

Offer of Medical Cannabis by National Healthcare Systems

If the national healthcare providers in the countries in which Curaleaf International operates adopt cannabis as a treatment option for any condition, then they will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

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By way of illustration, the U.K. National Health Service (“NHS”) provides free at the point of use healthcare for legal residents of the U.K. If the NHS adopts cannabis as a treatment option for any condition, then it will endeavor to centrally procure approved medical cannabis products at the lowest price available in the market (and will potentially agree fixed term supply contracts with approved suppliers).

Curaleaf International is not the largest medical cannabis company (in terms of hectares under cultivation, product portfolio or manufacturing capability) and may not be able to compete with competitors in terms of large-scale production, product range or costs to supply these national healthcare providers. In this scenario, Curaleaf International may not establish significant market share in those countries and may be restricted to private patients which will be a much reduced share of the total medical cannabis market.

Reliance on Third Party Distributors

In certain jurisdictions, Curaleaf International has appointed third party distributors. Distributors appointed by Curaleaf International are responsible for generating revenues from the sale of medical cannabis products and Curaleaf International is therefore dependent upon distributors performing their obligations in order to generate revenues. If these distributors fail to carry out their contractual duties, or if there is a delay or interruptions in the distribution of Curaleaf International’s products or if these third parties lose their license(s) to import products or impose onerous contractual terms (including fees and commissions for distribution), it could negatively affect the revenue Curaleaf International is able to generate from sales.

Curaleaf International intends to appoint further distributors in Europe. If suitable distribution partners are not engaged (either because they are not identified or they have agreed exclusive terms with competitors, or their proposed contractual terms are not acceptable to Curaleaf International), then Curaleaf International may not be able to distribute its products in a particular country and expansion to new European markets may be slower than expected.

Protectionist Policies Adopted by Countries in the European Union

At present, there is no single market in the European Union for medical cannabis. There can be no guarantee that as regulations develop politicians and/or regulators will not seek to protect local suppliers. This may take the form of restrictions on where cannabis can be grown, or where manufacturing occurs. Curaleaf International currently cultivates medical cannabis in Portugal. If markets elsewhere in Europe restrict the ability of Curaleaf International to export medical cannabis products from Portugal (or Spain to the extent manufacturing occurs at Medalchemy) then the ability of Curaleaf International to distribute medical cannabis products widely in Europe will be restricted and Curaleaf International’s market share may be lower than expected (or reduced to nil), which may have a material adverse effect on Curaleaf International’s financial position and results of operations.

Future Acquisitions or Dispositions

The Company historically grew through acquisitions and currently expects to complete additional transactions and acquisitions in the future. These acquisitions are subject to a number of customary closing conditions, which may include in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected. If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds.

Without realizing any of the benefits of having completed such transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business, including negative reactions from the financial markets, including negative impacts on the price of the SVS; (ii) distraction of management which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to the Company; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increase in the scope and complexity of the Company’s operations; (vi) loss or reduction of control over certain of the Company’s assets; (vii) in the case of a proposed acquisition, the Company may need to find an alternative use of any capital earmarked for such proposed acquisitions, to the extent the consideration for such acquisition is paid partly or entirely in cash; and (viii) in the case of a proposed disposition, the Company may not receive the anticipated proceeds of such disposition and accordingly may not be able to execute on other business opportunities for which such proceeds have

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been earmarked. Additionally, the Company may issue a significant number of additional SVS which would dilute the current shareholders’ holding in the Company or indirect holdings in the Company.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Service Providers

As a result of any adverse change to the approach in enforcement of cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services to, or business relationship with, the Company and its subsidiaries which may have a material adverse effect on the Company and its subsidiaries’ business, revenues, results of operations, financial condition or prospects.

Enforceability of Contracts

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges may refuse to enforce contracts in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, the lack of which may have a material adverse effect on the Company’s business, revenues, results of operations, financial condition or prospects.

Resale of the SVS on the CSE

The Company understands that almost all major securities clearing firms in the U.S. refuse to facilitate transactions related to securities of Canadian public companies involved in the marijuana industry. This is due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. Accordingly, U.S. residents who acquire SVS as “restricted securities” may find it difficult – if not impossible – to resell such shares over the facilities of any Canadian stock exchange on which the SVS may then be listed including the CSE. It remains unclear what impact, if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any SVS that they may acquire in open market transactions.

Reliance on Management and Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management and other key employees. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. If one or more of these individuals were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.

Social, demographic and economic trends observed on a global basis, including as a result of COVID-19, are making it more challenging to hire and retain personnel in most industries. Inflationary pressures, shortages, competitiveness in the labour markets where the Company operates, increased employee turnover and changes in the availability of its employees have resulted in, and could continue to result in, increased labour-related costs, which could have a material adverse effect on the Company’s results and financial condition. In addition, these factors have impacted, and could continue to impact, its ability to meet consumer demand, which could negatively affect its financial condition, results, or cash flows. The failure to recruit, retain, motivate, effectively communicate with, and train and develop highly skilled and competent people at all levels of Supremex’ organization could also result in shortages in the availability of appropriately skilled people at any particular levels within the organization and significantly affect its financial results.

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News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees who are not U.S. citizens traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Company employees who are not U.S. citizens, then this may reduce our ability to manage effectively our business in the U.S.

Competition

The cannabis industry remains quite nascent, and so what the landscape will be in the future remains largely unknown, which in itself is a risk. Potential competitors, which in the future may include pharmaceutical companies, are also larger and better capitalized than the Company, may enter markets through acquisitive growth, may have longer operating histories and have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources. The market for the products that the Company offers or intends to offer is competitive. The competition will most likely increase as more U.S. states permit the use of medicinal cannabis and new industry participants and diversified products emerge. Increased competition may hinder the Company’s ability to successfully market its products and services. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, talent retention and client support. The Company may not have the resources, expertise or other competitive requirements to compete successfully in the future and pressure from the Company’s competitors may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Moreover, the cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. This competition may increase the price the Company must pay for acquisitions and make it more difficult for the Company to purchase additional businesses and assets. Acquisitions conducted by our competitors or other consolidating transactions could, in turn, harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our results of operations. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

The pharmaceutical industry may attempt to compete with or dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company.

The Company also faces competition from the illicit market and illegal dispensaries and products that are unlicensed and unregulated and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods, including edibles and extract vaporizers that the Company may be prohibited from offering to individuals due to laws and regulations. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed production and sale of cannabis and cannabis products could result in increased competition for the Company, which could have a material adverse effect on the Company’s business, financial condition or results of operations.

Agricultural Business Risks

The Company’s business involves the cultivation of the cannabis plant. The cultivation of this plant is subject to agricultural risks related to insects, plant diseases, water and electricity availability and costs, unstable growing conditions and similar agricultural risks, as well as force majeure events. Although the Company cultivates its cannabis plants in indoor, climate controlled rooms staffed by trained personnel and in the future plans to cultivate cannabis plants in greenhouses, there can be no assurance that agricultural risks will not have a material adverse effect on the cultivation of its cannabis and, accordingly, the Company’s business, financial condition and results of operations. The Company may in the future cultivate cannabis plants outdoors, which would also subject it to related agricultural risks.

Unfavorable Publicity or Consumer Perception

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The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. In particular, the Company’s financial performance in each state will depend on whether patients and physicians view its products as effective and safe for use. Under the laws of the states in which the Company and its affiliates operate, the participation of physicians and health care providers in the certification process is voluntary and therefore depends on a number of variables, including: medical professionals’ views as to the use of medical cannabis to treat qualifying conditions; the risks and benefits to individual patients or patient groups; the policies of particular medical practices; and patient demand. If physicians and other medical professionals do not certify patients where certification is required under state law, the Company’s business, financial position and results of operations may be negatively affected.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. The ability to gain and increase market acceptance of the Company’s products may require the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Company’s business, results of operations or prospects.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Product Recalls

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Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls cause unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. This can cause loss of a significant amount of sales and the Company may not be able to replace those sales at an acceptable margin, if at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s products were subject to recall, the image of that product and the Company could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses. A recall may lead to decreased demand for products produced by the Company and could have a material adverse effect on its results of operations and financial condition.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this MD&A or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Dependence on Suppliers

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

Reliance on Inputs

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. In addition, any restrictions on the ability to secure required supplies or utility services or to do so on commercially acceptable terms could have a materially adverse impact on the business, financial condition and results of operations. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. In 2022, the cost of raw materials, as well as energy, transportation, and logistics necessary for the production and distribution of the Company’s products has rapidly increased. The Company expects the inflationary pressures on input costs to continue to impact its business in 2023.

The Company’s cannabis growing operations consume considerable energy, which makes it vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely affect the business of the Company and its ability to operate profitably.

Limited Market Data and Difficulty to Forecast

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As a result of recent and ongoing regulatory and policy changes in the medical and adult-use marijuana industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company are inherently difficult to prepare with a high degree of accuracy and reliability. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this MD&A. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Intellectual Property Risks

The Company’s ability to compete in the future partly depends on the superiority, uniqueness and value of its intellectual property and technology, including both internally developed technology and technology licensed from third parties. To the extent the Company is able to do so, in order to protect its proprietary rights, the Company will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions which may prove insufficient to protect the Company’s proprietary rights. Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and process may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally-registered marks.

Constraints on Marketing Products

The development of the Company’s business and results of operations may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies for products containing cannabis or ingredients derived from cannabis. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) revenue recognition rules under accounting general standards. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations, or steaming from

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weaknesses in internal controls. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Information Technology Systems and Cyber-Attacks

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. To the extent that any disruption or security breach were to result in a loss of, or damage to, the Company’s data, including any personal medical information, the Company could incur liability and reputational damage and could be subject to civil fines and penalties, and any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Breaches

Given the nature of the Company’s products and its lack of legal availability outside of channels approved by the government of the U.S., as well as the concentration of inventory in its facilities, there remains a risk of shrinkage as well as theft. If there was a breach in security systems and the Company becomes victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment or if there was a failure of information systems or a component of information systems, it could, depending on the nature of any such breach or failure, adversely impact the Company’s reputation, business continuity and results of operations. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products. Although the Company maintains insurance to protect against such risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Reliance on Management Services Agreements with Subsidiaries and Affiliates

The Company’s subsidiaries and other affiliates engage in the medicinal cannabis business through management services agreements entered into with state-licensed entities. Under such agreements, its subsidiaries and affiliates perform a number of services, including cultivation, growing and handling of cannabis plants, trimming, curing and packaging of dry flower, patient advisory, lab and scientific research services, consultation on regulatory issues and a variety of management functions. In exchange for providing these services, the Company’s subsidiaries and affiliates receive management fees which are a key source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the relevant management services agreements. If such agreements are found

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to be invalid or unenforceable by a governmental body or regulatory entity, or are terminated by the counterparty, this could have a material adverse effect on the business, prospects, financial condition, and results of operations.

If such management services agreements structure is in place, the Company will not be the license holder of the applicable state-issued cannabis license, and therefore, only has contractual rights with respect to any interest in any such license. If the license holder fails to adhere to its contractual agreement with the Company, or if the license holder makes, or fails to make, decisions in respect of the license that the Company disagrees with, the Company will only have contractual recourse and will not have recourse to any regulatory authority. The license holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary or production license, thus jeopardizing the status and economic value of the license holder (and, by extension, the Company).

Website Accessibility

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with state law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

High Bonding and Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, public health crisis, labor disputes and changes in the regulatory environment. Such occurrences could result in the interruption of our business, damage to assets, shortage of staff, disruption of supply chain, market volatility, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Risks of Leverage

Although the Company will seek to use leverage in connection with its investments in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Company investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if

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there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Performance Not Indicative of Future Results

The prior investment and operational performance of the Company is not indicative of the future results of operations of the Company. There can be no assurance that the historical results of operations achieved by the Company or its affiliates will be achieved by the Company, and the Company’s performance may be materially different.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Curaleaf or Company financial estimates, projections and other forward-looking information or statements included in this MD&A are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this MD&A. Shareholders of the Company should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, the Company’s shareholders and prospective investors should not rely on any projections to indicate the actual results the Company might achieve.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia).

To the best of the Company’s knowledge, other than as disclosed below and elsewhere in this MD&A, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company.

Global Economic Conditions

The Company’s business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions.

A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic

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environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or it may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company reviews existing and proposed measures to seek to assess the impact of them on its business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on its business, including higher consumer prices and reduced demand for its products and higher input costs.

Future disruptions and volatility in global financial markets and declining consumer and business confidence, including as a result of COVID-19, heightened inflation and central banks’ large interest rate hikes, economic downturns or increased recession fear, leading to a declining level of commercial activity, could lead to decreased levels of consumer spending and could have a negative impact on the Company’s financial condition. The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company’s sales and profitability. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market- specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations, and cashflow.

Business Structure Risks

Status as a Holding Company

The Company is a holding company as substantially all of its assets consist of shares in the capital stock of its subsidiaries in each of the markets the Company operates in and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in Arizona, California, Connecticut, Florida, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Ohio, Utah, Oregon and (awarded in February 2020) Pennsylvania ; and the Company has no material assets other than: (i) cash on hand; and (ii) ownership of its subsidiaries, stakes in joint ventures and minority interests in certain operating companies. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. To the extent that the Company requires funds, and its subsidiaries and such other entities are restricted from making such distributions by applicable law, regulation or contract, or are otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition, as well as its ability to make distributions to its shareholders. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

No Dividend Record

Holders of SVS will not have a right to dividends on such shares unless declared by the Board. The Company has no dividend record, and the ability of its subsidiaries to pay dividends and other distributions will depend on their results of operations and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. Dividends paid by the Company would be subject to tax and,

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potentially, withholdings. The Company does not anticipate paying any dividends on the SVS in the foreseeable future. Please see “Risk Factors – Anti-Money Laundering Laws and Regulations” herein for additional details.

Senior Secured Notes - 2026

The various notes payable, as further described in “Recent Financing Transactions” above, require the Company to satisfy certain negative covenants, including items such as restrictions on its ability to pay dividends, to invest in non-wholly owned entities and to incur subordinated and non-subordinated debt. These covenants may prevent the Company from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with businesses that are not subject to the same restrictions. The Company’s ability to comply with these covenants may be affected by economic, financial and industry conditions beyond its control, including credit or capital market disruptions. The breach of any of these covenants could result in a default that would permit the lenders under the notes to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. There is no assurance that the Company will be able to secure additional financing to repay the notes should cash flows from operations be insufficient to repay the indebtedness, whether it is in default or not. If the Company is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to the Company’s financial position and results of operations and could cause it to become bankrupt or insolvent.

Concentrated Voting Control

As a result of the MVS held by Mr. Jordan, he exercises a significant majority of the voting power in respect of our shares. The SVS are entitled to one vote per share and the MVS are entitled to fifteen votes per share. The concentrated control through the Multiple Voting Shares could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company or a sale of all of substantially all of the Company’s assets that the Company’s other shareholders support. Conversely, this concentrated control could allow the holders of the Multiple Voting Shares to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holders of Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

Sales of Substantial Amounts of SVS

Sales of a substantial number of SVS in the public market could occur at any time either by existing holders of SVS or by holders of the Multiple Voting Shares that are convertible into SVS. These sales, or the market perception that the holders of a large number of SVS or Multiple Voting Shares intend to sell SVS, could reduce the market price of the SVS. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities or make acquisitions the consideration of which would be partly or entirely paid in securities of the Company, which may impact the Company’s financial condition or growth strategy.

Volatility of the Market Price for the SVS

The market price for the SVS may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as inflation, interest rates and product price volatility, as well as health crisis, severe weather events, or armed conflicts; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

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Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the SVS may decline even if our results of operations, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the SVS may be materially adversely affected.

Liquidity Risks with the SVS

The SVS currently trade on the CSE and are quoted on the OTCQX tier of the OTC Markets in the U.S. The Company cannot predict at what prices the SVS will continue to trade, and there is no assurance that an active trading market will be sustained. The liquidity of any market for the SVS will depend on a number of factors, including, but not limited to, the number of shareholders, our operating performance and financial condition, the market for similar securities, the extent of coverage by securities or industry analysts, and the interest of securities dealers in trading the SVS. The SVS do not currently trade on any U.S. national securities exchange. In the event SVS begin trading on any U.S. national securities exchange, the Company cannot predict at what prices the SVS will trade and there is no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the SVS.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with the Company’s financial results, operations or business prospects. This volatility could depress the market price of SVS for reasons unrelated to operating performance or financial results. Moreover, the OTC Markets is not a U.S. national securities exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling SVS on the OTC Markets.

Enforcement against Directors and Officers outside of Canada

The Company’s directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the U.S. may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a U.S. court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.

Tax Risks

Changes in Tax Law

There can be no assurance that the Canadian, European, and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or shareholders.

In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future. The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of shares of the Company’s SVS. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of our SVS is uncertain.

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In addition, the Inflation Reduction Act of 2022 was recently signed into law and includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Company’s SVS.

Application of Section 280 of the Code

Section 280E of the Code, as amended prohibits businesses from deducting certain expenses for U.S. federal income tax purposes associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Given these facts, the impact of any such challenge cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

Dividends on the SVS may be subject to Canadian and/or United States withholding tax

It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, the gross amount (without reduction for Canadian tax withholding) of any dividends received by shareholders who are residents of Canada for purposes of the Income Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Internal Revenue Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax (at the gross amount, without reduction for any deduction for any Canadian or other tax withholding) and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

There can be no assurance that the Company will be able to make returns to shareholders in a tax efficient manner

The Company will endeavor to establish a tax efficient structure for its operations. The Company has made certain assumptions regarding taxation as part of this planning and existing work to structure the business. However, if these assumptions are not correct, taxes may be imposed with respect to the Company’s assets, or the Company may be subject to tax on its income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for shareholders (or shareholders in certain jurisdictions). Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends (if any, which the Company does not envisage the payment of, at least in the short to medium term). In addition, the Company may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities for the years ended December 31, 2020, 2021 and 2022, and does not currently anticipate paying any dividends on its securities, in the near term. The Company currently intends to

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reinvest its earnings to finance the growth of its business. Any future determination to pay dividends on its securities will be at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirement and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate laws and other factors that the Board of Directors may deem relevant. See “Risk Factors – No Dividend Record” in this Annual Information Form for additional information.

DESCRIPTION OF THE CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the Company’s authorized share capital. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s articles, available on SEDAR on the Company’s profile at www.sedar.com.

Authorized and Issued Share Capital

The Company’s authorized share capital consists of (i) an unlimited number of MVS; and (ii) an unlimited number of SVS. As at December 31, 2022, 93,970,705 MVS and 623,520,125 SVS were issued and outstanding.

Multiple Voting Shares

Holders of MVS are entitled to fifteen (15) votes in respect of each Multiple Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the MVS are entitled to receive any dividend, in cash or in property of the Company, declared by the Board of Directors in respect of the SVS (on an as-converted to Subordinate Voting Share basis), subject to the rights of the holders SVS. No dividend will be declared or paid on the MVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the SVS. In the event of the payment of a dividend in the form of shares, holders of MVS shall receive MVS, unless otherwise determined by the Board of Directors of the Company. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or automatically upon the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan, Executive Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange.. The MVS do not carry any pre-emptive, redemption, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

Subordinate Voting Shares

Holders of SVS are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the SVS are entitled to receive any dividend declared, in cash or in property of the Company, by the Board of Directors in respect of the SVS, subject to the rights of the holders MVS. No dividend will be declared or paid on the SVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the MVS. In the event of the payment of a dividend in the form of shares, holders of SVS shall receive SVS, unless otherwise determined by the Board of Directors. The holders of the SVS will be entitled to receive, subject to the rights of the holders of MVS, the remaining property and assets of the Company available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. The SVS do not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

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Options & RSUs

As at December 31, 2022, there were 24,365,668 options to purchase SVS issued and outstanding, whether vested or unvested (“Options”). Each Option gives its holder the right to purchase one Subordinate Voting Share. In addition, there were 4,292,655 restricted stock units (“RSUs”) issued and outstanding. Each RSU gives its holder the right to receive a Subordinate Voting Share or a cash payment equivalent to the Fair Market Value (as defined in the Plan) of a Subordinate Voting Share.

Stock and Incentive Plan

The Company’s 2018 Stock and Incentive Plan (the “Plan”) provides that the Board of Directors may, from time to time by resolution, grant to directors, officers, employees and consultants (who are natural persons) of the Company Options, Stock Appreciation Rights, Restricted Stock and RSUs, Performance Awards, Dividend Equivalents and Other Stock-Based Awards, as such terms are defined in the Plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. The maximum number of SVS reserved for issuance under the Plan at any point and time is 10% of the issued and outstanding SVS, including the aggregate number of SVS issuable on conversion of the MVS. A copy of the Plan is available on SEDAR on the Company’s profile at www.sedar.com.

Constraints

There are no constraints imposed on the ownership of securities of Curaleaf to ensure a certain level of Canadian ownership of Curaleaf.

Ratings

Curaleaf has not requested nor, to management’s knowledge, has Curaleaf received any ratings from any rating organizations in respect of any securities of the Company.

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MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

Trading Price and Volume

The SVS are listed and traded under the symbol “CURA” on the CSE. The following table shows the monthly range of high and low prices per Subordinate Voting Share at the close of market (CSE), as well as monthly volumes and average daily volumes of the SVS traded on the CSE from January 1, 2022, being the date of the first trading day of 2022, to December 31, 2022, being the end of the Company’s most recently completed year:

Month	Price per Common Share (C$) Monthly High	Price per Common Share (C$) Monthly Low	SVS Total Monthly Volume	SVS Average Daily Volume
January 2022	$11.17	$8.99	14,227,800	711,390
February 2022	$11.31	$8.89	11,467,600	603,558
March 2022	$9.05	$6.93	19,103,300	830,578
April 2022	$9.15	$7.51	10,165,900	508,295
May 2022	$7.94	$6.97	8,909,700	424,271
June 2022	$8.21	$6.50	8,275,400	394,067
July 2022	$7.98	$6.37	7,697,600	384,880
August 2022	$8.60	$7.06	8,017,600	348,591
September 2022	$8.83	$6.76	5,795,700	275,986
October 2022	$8.42	$6.33	13,441,600	640,076
November 2022	$9.46	$6.89	8,245,400	412,270
December 2022	$10.25	$5.28	19,533,900	930,186

The Company’s SVS are also quoted on the OTCQX under the symbol “CURLF”.

The MVS are not listed for trading on any stock exchange.

Prior Sales

The following tables summarize details of the following securities that are not listed or quoted on a market place issued by Curaleaf, during the most recently completed financial year end.

Options

Pursuant to the Plan, during the most recently completed financial year, the Company issued the following Options:

Date of Issuance(1)	Number of Options(2)	Exercise Price	Expiry Date	Grant Date Fair Value
March 15, 2022	31,608	$5.89	March 25, 2022	$3.22
March 31, 2022	2,822,695	$7.30	March 31, 2032	$4.01
May 12, 2022	271,680	$5.56	May 12, 2032	$3.39
May 31, 2022	56,311	$6.19	May 31, 2032	$3.77
June 30, 2022	28,478	$5.05	June 30, 2032	$3.07
August 10, 2022	1,143,502	$5.88	August 10, 2032	$3.55
September 23, 2022	34,085	$5.20	September 23, 2032	$3.21
September 26, 2022	86,751	$5.05	September 26, 2032	$3.13
September 30, 2022	59,712	$4.94	September 30, 2032	$3.05
November 30, 2022	88,605	$6.69	November 30, 2032	$4.09
December 30, 2022	89,888	$4.83	December 30, 2032	$2.61

Note:

(1)	Issued to certain officers and directors of the Company, pursuant to the Plan.
(2)	Vested and non-vested.

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RSUs

Pursuant to the Plan, during the most recently completed financial year, the Company issued the following RSUs:

Date of Issuance	Number of RSUs	Exercise Price	Expiry Date	Grant Date Fair Value
March 15, 2022	23,706	N/A	N/A	$5.89
March 31, 2022	2,097,478	N/A	N/A	$7.30
May 12, 2022	203,759	N/A	N/A	$5.56
May 31, 2022	42,233	N/A	N/A	$6.19
June 30, 2022	21,359	N/A	N/A	$5.05
August 10, 2022	795,709	N/A	N/A	$5.88
September 8, 2022	337,248	N/A	N/A	$5.91
September 23, 2022	25,564	N/A	N/A	$5.20
September 26, 2022	65,063	N/A	N/A	$5.05
September 30, 2022	44,784	N/A	N/A	$4.94
November 30, 2022	66,454	N/A	N/A	$6.69
December 16, 2022	41,492	N/A	N/A	$5.27
December 30, 2022	67,416	N/A	N/A	$4.83

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Certain directors, officers and significant shareholders of the Company entered into lock-up agreements pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, not to sell any SVS (or announce any intention to do so), or any securities issuable in exchange therefor. Further, certain securities of the Company are held in escrow by Odyssey Trust Company, as escrow agent. To the Company’s knowledge, the following securities are therefore in escrow or subject to contractual restrictions on transfer as of December 31, 2022:

Class of Securities	Number of Securities in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
MVS	46,541,440	49.5%
SVS	225,684,915(1)(2)	36.2%

Note:

(1)	Includes 2,570,201 SVS escrowed in connection with the acquisition of Grassroots, as described in “General Development of the Business – Three Year History – 2020 - Acquisitions”. These SVS are escrowed pursuant to an escrow agreement dated July 2020 entered between the Company, the Seller Representative (as such term is defined in the Grassroots Agreement) and Odyssey Trust Company, as escrow agent. Pursuant to the Grassroots Agreement, the escrowed SVS will be released on the 180th day following the first anniversary of the closing of the Grassroots Transaction, for distributions to the former holders of common stock of Grassroots. These shares represent the remaining escrow shares that continue to be reserved for remaining claims under the merger agreement
(2)	Includes 112,172 SVS escrowed in connection with the acquisition of Cura Partners, as described in “General Development of the Business – Three Year History – 2020 – Acquisitions”. These SVS are escrowed pursuant to the escrow agreement dated February 1, 2020 entered between the Company, the Seller Representative (as such term is defined in the escrow agreement) and Odyssey Trust Company, as escrow agent.

DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and the date on which the person became an officer or director. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

All of the directors and executive officers of the Company, collectively as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 71,483,408 SVS (or approximately 11.5% of SVS) and 93,970,705 MVS (or 100.0% of MVS).

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Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director’s exercise of independent judgment. Mr. Boris Jordan, the control person and the Executive Chairman of the Company, Joseph Lusardi, Executive Vice Chairman of the Company, and Mitchell Kahn, director of the Company and co-founder and CEO of Grassroots, are not considered independent and Jaswinder Grover, Karl Johansson and Peter Derby are considered independent.

Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Director of the Company Since	Principal Occupation(s) for Past Five (5) Years
Boris Jordan(1)(2) Florida, USA	56	Executive Chairman	Jan-13	SPK Group, Founder; Measure 8 Venture Partners, Founding Partner
Joseph Lusardi Massachusetts, USA	48	Executive Vice Chairman	Mar-16	Massapoag Advisors, Principal and Founder
Jaswinder Grover Nevada, USA	57	Director	Feb-20	Allegiant Institute and the Smoke Ranch Surgery Center, Founder, Developer and Owner at
Karl Johansson(2)(3) Minnesota, USA	73	Director	Oct-18	Ernst & Young, Managing Partner
Peter Derby(1)(4) New York, USA	62	Director	Oct-18	Concinnity Advisors, LP, Founder
Mitchell Kahn Illinois, USA	62	Director	Jul-20	Grassroots, Co-founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO.
Michelle Bodner New York, USA	62	Director	Dec-22	Curaleaf Holdings, Inc., Regional President
Shasheen Shah New Mexico, USA	52	Director	Dec-22	Coherent Strategies LLC., CEO

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Chair of the Audit Committee
(4)	Chair of the Compensation Committee

Executive Officers who do not also serve as Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Officers of the Company Since	Principal Occupation(s) for Past Five (5) Years
Matt Darin Chicago, USA	43	Chief Executive Officer	Jan-22	Grassroots Cannabis, Co-Founder & Chief Operating Officer
Ed Kremer New York, USA	51	Chief Financial Officer	Jul-22	Sway Ventures, Operating Partner
James Shorris Massachusetts, USA	62	Chief Compliance Officer	Mar-20	BMO Capital Markets, Vice President & Chief Compliance Officer; and Programs at Citizen’s Bank, Chief Compliance Officer of Enterprise Regulatory
Peter Clateman New York, USA	55	Chief Legal Officer	Jul-17	SPK Group, General Counsel and Chief Compliance Officer; Renaissance Capital, and VR Capital

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Biographies

The following are brief profiles of the Company’s directors and executive officers.

Directors

Boris Jordan, Executive Chairman of the Board of Directors (Age 56)

Boris Jordan is an American businessman, Founder and Chairman of the Board of Curaleaf Holdings, Inc.  Since acquiring majority control of Curaleaf in 2015, Mr. Jordan has been impactful in the Company’s emergence as an industry leader. Mr. Jordan serves as a member of the Audit Committee, as well as a member of the Compensation Committee.   Among his accomplishments besides Curaleaf, Mr. Jordan launched his first billion-dollar private equity firm in the late 1990s, rolled up European data centers for pennies on the dollar following the dot.bust, and since 2014 has been focused on the emerging global cannabis industry as prohibition in the US and around the globe fades. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. Mr. Jordan holds a B.A. from New York University.

Joseph F. Lusardi, Executive Vice Chairman (Age 48)

Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has almost a decade of cannabis experience through which he has cultivated bottom-up expertise in cannabis company implementation and management, as well as 20 years’ experience in finance, private equity and entrepreneurship. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. At Curaleaf, Mr. Lusardi has been instrumental in developing an organizational strategy focused on bringing the Company’s commitment to the advancement of cannabis science to all Curaleaf subsidiaries, and, ultimately, patients in need of medical cannabis. To support this effort, he raised over $100 million dollars to invest into the Company’s infrastructure, R&D, and staff. Mr. Lusardi continues to guide corporate strategy with a focused view on the continual improvement of best practices. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Jaswinder Grover, MD, Director (Age 57)

Jaswinder Grover, MD is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years.  Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the U.S. as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.

Karl Johansson, Director (Age 73)

Mr. Johansson has broad experience in multinational accounting and the co-ordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. From 1995 to 2000, Mr. Johansson was a Managing Partner

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of Ernst & Young CIS, after which he was a Regional Partner for Eastern Europe countries, including CIS (Vienna, Austria). From 2006 to 2014, he worked as a Managing Partner of Ernst & Young CIS in Moscow. While in Russia, he was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan, Ukraine and Latvia. Mr. Johansson serves as the Chair of the Audit Committee of the Company, as well as a member of the Compensation Committee. Mr. Johansson received a Bachelor’s degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Peter Derby, Director (Age 62)

Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson’s tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission’s Managing Executive for Operations and Management. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license. At DialogBank, Mr. Derby served as Chairman of the board of directors from 1997 to 1998, as President and Chief Executive Officer from 1991 to 1997 and as Chief Financial Officer from 1990 to 1991. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the board of directors from 1996 to 1997 and as President and Chief Executive Officer from 1991 to 1996. Prior to his tenure in Russia, he was a Corporate Finance Officer at National Westminster Bank USA from 1985 to 1990 and an Auditor at Chase Manhattan Bank from 1983 to 1985. Mr. Derby serves as the Chair of the Compensation Committee of the Company, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.

Mitchell Kahn, Director (Age 62)

Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15 million. In 2010, Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the U.S. The company has acquired properties valued at more than $125 million and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the U.S., he established operations in 11 states, obtained more than 60 licenses, and empowered over 1,100 employees. Today, Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

Michelle Bodner, Director (Age 62)

Michelle Bodner is a Wall Street-trained entrepreneur with expertise in operations, real estate and executive coaching. She has delivered advisory services to government agencies, banks, large corporations, non-profits and early and mid-stage companies in multiple disciplines. In 2015, Ms. Bodner was engaged by Curaleaf, Inc. (then, Palliatech, Inc.) as a consultant responsible for the Company's New York State license application. Since that time, Michelle has held multiple positions at Curaleaf including tenures as Board Member, first Chief Operating Officer, and the President and CEO of Curaleaf's New York and Florida operations. Michelle is a member of the advisory board of Treehouse Global Ventures and was named one of the 2019 CBE Power Women in Cannabis. Prior to joining the cannabis industry, Michelle's former positions include Chief Operating Officer of the New York City Opera, Director of Project Development for the Empire State Development Corporation, and Strategic Consultant for Women's World Banking.

Shasheen Shah, Director (Age 52)

Shasheen Shah, CEO of Coherent Strategies Consulting and Coaching, is a leadership development coach and trusted advisor to global executives and organizations. He helps develop high-performance teams achieve successful business outcomes and navigate

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the personal challenges that go hand in hand with the journey. He has worked with executives from Credit Suisse, Goldman Sachs, Barclays, Tesla, ButcherBox, and LinkedIn, among others. He is the author of the Kid and the King: The Hidden Inner Struggle High Achievers Must Conquer to Reignite and Re-engage with Life. Shasheen holds a BA in Philosophy from Colgate University and is presently a candidate for a MA in Clinical Psychology from Antioch University.

Executive Officers who do not also serve as Directors

Matt Darin, Chief Executive Officer (Age 43)

Matt Darin is CEO of Curaleaf. As the former Founder and Chief Operating Officer of Grassroots Cannabis, Matt grew Grassroots grew to become the largest privately-held multi-state operator in the United States with 1,200 employees and more than 70 licenses to grow, process, and dispense cannabis in 12 states. Grassroots was acquired by Curaleaf in July 2020; Matt then served as President of Curaleaf’s Central Region with leadership responsibility for the company’s strategy and execution in 8 states. Prior to his 7 years in the cannabis industry, Matt was a Founder and Principal with Frontline Real Estate Partners. Frontline celebrated its 10 year anniversary in 2010 and is one of the most active commercial real estate companies in the Midwest. Matt graduated from the University of Illinois with a Bachelor of Science with honors in Accounting and Bachelor of Science with honors in Business Administration – Management Information Systems.

Ed Kremer, Chief Financial Officer (Age 51)

Mr. Kremer’s career spans over 20 years of executive leadership, growth and restructuring experience managing diverse high performing teams ranging from high growth start-ups to publicly traded companies spanning technology, manufacturing, wholesale distribution and retail environments. Mr. Kremer has most recently been working in the cannabis industry and brings decades of experience as a public CFO and leader at companies such as Oakley, Beats by Dre, and Oliver Peoples. As CFO, Mr. Kremer will lead our Finance department and all other functions, overseeing IT, Financial Planning & Analysis/Analytics, Investor Relations, Insurance & Risk and other Finance-related initiatives.

James Shorris, Chief Compliance Officer (Age 62)

James Shorris is Curaleaf’s Chief Compliance Officer. Before joining Curaleaf, Jim was most recently Chief Compliance Officer of BMO Capital Markets in NY and Toronto. He was responsible for developing, implementing, and managing global capital markets compliance programs with a team of more than 60 professionals. Prior to that, Jim was Chief Compliance Officer of Enterprise Regulatory Programs at Citizen’s Bank. He also served as Executive Director of Enforcement for the regulator FINRA for seven years. Jim began his career as an Assistant District Attorney in Manhattan. Jim holds a BA from Macalester College and a JD from Case Western Reserve University School of Law.

Peter Clateman, Chief Legal Officer (Age 55)

Peter Clateman has almost than 25 years of legal experience in investing and investment funds, including almost 20 years as general counsel. He has served as GC and CCO of The Sputnik Group and Renaissance Capital, as well as VR Capital, an award-winning, distressed-asset fund with more than $2 billion under management. Mr. Clateman also served as head of Legal and was a Management Board Member of UC Rusal during its acquisition of SUAL and assets of Glencore to become the world’s biggest aluminum company. He previously was an associate with Skadden Arps Slate Meagher and Flom.

Camilo Lyon, Chief Investment Officer (Age 47)

Camilo Lyon has over 20 years of experience working in capital markets and equity research, where he focused on global consumer and retail companies.  He previously worked at prominent Wall Street firms such as Goldman Sachs, Bank of America, and Canaccord Genuity. Mr. Lyon most recently served as Managing Director at BTIG, where he led the equity research effort covering consumer discretionary and cannabis sectors and brings a wealth of knowledge and relationships to Curaleaf.

Mitch Hara, Chief Strategy Officer (Age 58)

CURALEAF HOLDINGS, INC.	A - 57

Mitch Hara is an accomplished C-Suite Executive, Investment Banker, Investor and Advisor with over 30 years of experience operating in dynamic and disruptive environments in Cannabis, Consumer Products, Retail & e-Commerce, and is a seasoned strategist and dealmaker on Wall Street. Most recently, Mr. Hara served as Head of M&A and Business Development at Clever Leaves International. As Chief Strategy Officer, Mr. Hara will focus on strategically bolstering and expanding our footprint in all areas of Business Development, Innovation Research & Development, Corporate Social Responsibility, Real Estate, and our business enterprises internationally.

Tyneeha Rivers, Chief People Officer (Age 45)

Tyneeha Rivers brings to Curaleaf over two decades of local and global Human Resources expertise from such prominent companies as Merrill Lynch, Morgan Properties, The Galman Group, Philadelphia 76ers, Harris Blitzer Sports & Entertainment, Greater Philadelphia YMCA, and Curio Wellness. In her previous roles, Tyneeha not only served as a strategic advisor, but helped build strong team cultures and led the way for employer excellence, resulting in 3 consecutive years of Best Place to Work awards from the Philadelphia Business Journal, and Best Culture in America award by Entrepreneur Magazine. Tyneeha holds a B.S. in Business Administration from Cabrini College.

Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia).

To the best of the Company’s knowledge, other than as disclosed elsewhere in this Annual Information Form, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may

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compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company. Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes  of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Series A-2 Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Series A-2 Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Series A-2 Holders received 2,016,859 additional SVS. On January 23, 2020, the Series A-2 Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Series A-2 Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

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Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi,  Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any anticipated or current director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly) more than 10% of any class or series of the Company’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

Companies affiliated with Mr. Boris Jordan, the control person and Executive Chairman of the Company, have provided consulting services to Curaleaf, Inc. related to financial analysis, business planning, recruiting, logistical support and other matters. Consulting fees and expense reimbursement paid by Curaleaf, Inc. for such services were, $1.3 million, $1.6 million, and $1.0 million in years ended December 31, 2020, 2021, and 2022, respectively.

In April 2021, the Company closed the acquisition of EMMAC. The EMMAC Transaction constituted a related party transaction within the meaning of MI 61-101 as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and International Holdings Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction and International Holdings Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

In February 2020, the Company closed the acquisition of Cura Partners, a corporation in which Mr. Boris Jordan, the control person and Executive Chairman of the Company, held an indirect interest. Further, in July 2020, the Company acquired Verdure, an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi held a 50% ownership interest. See the “General Developments of the Business – Three Year History” section of this Annual Information Form.

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INDEPENDENT AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), at its principal offices in New York, New York, and the transfer agent and registrar for the SVS is Odyssey Trust Company at its principal offices in Calgary, Alberta and Vancouver, British Columbia.

PROMOTER

No person or company has been within two years immediately preceding the date of this Annual Information Form, a promoter of the Company.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year, but which are still in effect and which is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations:

●	the Note Indenture dated December 15, 2021, together with the First Supplemental Indenture dated December 21, 2021 with respect to the Senior Secured Notes – 2026 (described under “General Development of the Business – Capital Structure Three Year History – 2021– Senior Secured – Notes – 2026”).

Copies of the above material contract is available on the Company’s SEDAR profile at www.sedar.com.

INTEREST OF EXPERTS

No person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in, or referred to in, a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, our most recently completed financial year, or whose profession or business gives authority to such report, valuation, statement or opinion, holds any registered or beneficial interest, direct or indirect, in any of our securities or other property of our Company or one of our associates or affiliates and no such person or company, or a director, officer or employee of such person or company, is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our associates or affiliates and no such person is one of our promoters or the promoter of one of our associates or affiliates.

PKF O’Connor Davies has performed the audit in respect of the annual audited consolidated financial statements of the Company for the year ended December 31, 2022 and issued independent auditor’s reports thereon. PKF O’Connor Davies has also confirmed that it is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the Company’s consolidated financial statements.

AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company’s annual audited consolidated financial statements and unaudited interim consolidated financial statements, and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is responsible for reviewing with management the Company’s risk management policies, the timeliness and accuracy of the Company’s regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

The Audit Committee also pre-approves all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

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The Audit Committee of the Company is comprised of the following three directors. Also indicated is whether they are “independent” and “financially literate” within the meaning of NI 52-110. See the respective biography of each member of the Audit Committee under “Directors and officers of the Company” for a description of the education and experience that are relevant to the performance of their responsibilities as members of the Audit Committee.

Name of Member	Independent(1)	Financially Literate(2)
Boris Jordan	No	Yes
Peter Derby	Yes	Yes
Karl Johansson(3)	Yes	Yes

Notes:

(1)	A member of the Audit Committee is independent if he or she has no direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.
(2)	A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	Chair of the Audit Committee.

The Audit Committee operates under a written charter, which is attached hereto as Appendix ‘A’ and which sets forth the purpose, composition, authority and responsibility of the Audit Committee. Further, the Audit Committee adopted a whistleblower policy to handle complaints, reports and concerns by any individual regarding actual or potential violations of any applicable law and other suspected wrongdoing, including questionable accounting practices and conduct prohibited under the Company’s policies.

Independent Auditors’ Fees

Related to the work for the years ended December 31, 2022 and 2021, the Company was billed the following fees by its external auditors:

($ in thousands)	2022	2021
Audit Fees - PKF O'Connor Davies, LLP (1)	$3,402	$-
Audit Fees - Antares Professional Corp (1)	649	1,215
Audit-Related Fees (2)	195	285
Tax Fees (3)	-	-
All Other Fees (4)	52	69
Total	$4,297	$1,569

(1)	“Audit Fees” refers to fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.
(2)	“Audit-Related Fees” refers to fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in “Audit Fees”.
(3)	“Tax Fees” refers to fees for tax compliance, tax advice and planning, for example in the context of internal reorganizations or acquisitions.
(4)	“All Other Fees” refers to all other fees not included above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar under the Company’s profile.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2022.

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GLOSSARY OF TERMS

The following terms or acronyms used in this Annual Information Report are defined below:

Term or Acronym	Definition
2018 Farm Bill	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — Reform of Federal Legislation on Industrial Hemp”
2020	refers to the year ended December 31, 2020
2021	refers to the year ended December 31, 2021
2022	refers to the year ended December 31, 2022
Annual Information Form	has the meaning ascribed thereto under “Explanatory Notes — Introductory Information”
Annual MD&A	has the meaning ascribed thereto under "Explanatory Notes — Introductory Information"
ATF	the Bureau of Alcohol, Tobacco, Firearms and Explosives
Audit Committee	the audit committee of the Board of Directors
Bank Secrecy Act	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
Base Shelf Prospectus	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Capital Structure”
BHH	has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2022 — Acquisition — Broad Horizon Holdings, LLC"
Bloom	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisition — Bloom Dispensaries”
Bloom Notes	has the meaning ascribed hereto under “Legal Proceedings and Regulatory Actions — Eagle Valley Holdings, LLC”
Board of Directors	the board of directors of the Company
Business Combination	has the meaning ascribed thereto under “Corporate Structure — Incorporation and Office”
CAOA	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — TheControlled Substances Act”
CBD	cannabidiol
CCO	the Company's Chief Compliance Officer
CDS	CDS Clearing and Depository Services Inc.
Code	the United States Internal Revenue Code of 1986, as amended
Cole Memorandum	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act””
Company	Curaleaf Holdings, Inc., its direct and indirect subsidiaries and any other entities controlled by them
Compensation Committee	the compensation committee of the Board of Directors
Congress

has the meaning ascribed thereto under “Legal Proceedings and Regulatory Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act””

COVID-19	the novel coronavirus, identified in December 2019 in Wuhan, China
CRC Board	has the meaning ascribed thereto under “General Development of the Business — Subsequent Events”
CSA	the U.S. federal Controlled Substances Act (21 U.S.C. § 811)
CSE	the Canadian Securities Exchange
Cura Partners	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2020 — Acquisitions”
Curaleaf	has the meaning ascribed thereto under “Explanatory Notes — Introductory Information”
Curaleaf, Inc.	Curaleaf, Inc, a corporation existing under the laws of the State of Delaware (formerly, PalliaTech, Inc), and following the Business Combination, a subsidiary of the Company
DEA	the U.S. Drug Enforcement Administration
DOJ	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
DTC	Depository Trust Company
EDGAR	has the meaning ascribed thereto under “Explanatory Notes — Presentation of Financial Information”
EMMAC	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2021 — Acquisitions”
EMMAC Transaction	has the meaning ascribed thereto under “General Development of the Business — Recent Developments — Acquisition of EMMAC Life Sciences Limited”
EU	the European Union
Exchange Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
FDA	the U.S. Food and Drug Administration
FDCA	has the meaning ascribed thereto under “Risk Factors — General Regulatory and Legal Risks — Regulatory Actions and Approvals from the Food and Drug Administration”
FDIC	the Federal Depositary Insurance Corporation
FinCEN	has the meaning ascribed thereto under “Regulatory Environment: Issuers withUnited States Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
FinCEN Guidance	has the meaning ascribed thereto under “Regulatory Environment: Issuers withUnited States Cannabis-Related Assets — U.S. Federal Overview — Money Laundering Laws”
forward-looking statements	has the meaning ascribed thereto under “Explanatory Notes — Forward-Looking Statements”
Four20	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Four20 Pharma GmbH”
GAAP	has the meaning ascribed thereto under “Explanatory Notes — Presentation of Financial Information”

CURALEAF HOLDINGS, INC.	A - 63

GMP	good manufacturing practices
Government

(a) the government of Canada, the United States or any other foreign country; (b) the government of any Province, state, county, municipality, city, town, or district of Canada, the United States or any other foreign country; and (c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b), and for greater certainty, includes the CSE

Grassroots	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2020 — Acquisitions”
Grassroots Agreement	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2020 — Acquisitions”
ICFR	Internal Controls over Financial Reporting (as defined under Rule 13a-15(f) under the U.S. Exchange Act)
IFRS	has the meaning ascribed thereto under “Explanatory Notes — Presentation of Financial Information”
International Holdings	has the meaning ascribed thereto under “ General Development of the Business — Three Year History — 2022 — Acquisitions”
IRS	the United States Internal Revenue Service
IT	Information Technology
MEOT	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2020 — Acquisitions”
MI 61-101	Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions
MJDS	the U.S./Canada Multijurisdictional Disclosure System
MORE Act	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
MOU	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — Heightened Scrutiny by Regulatory Authorities”
MVS	the multiple voting shares in the capital of the Company
NI 52-110	National Instrument 52-110 — Audit Committees
Note Indenture	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2021 — Capital Structure — Senior Secured Notes — 2026”
NRPC	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — NRPC Management, LLC”
NRPC Management	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — NRPC Management, LLC”
Options	has the meaning ascribed thereto under “Description of the Capital Structure — Options & RSUs”
OTCQX	the OTCQX® Best Market, an over-the-counter stock exchange, by OTC Markets Group
PalliaTech CT	PalliaTech CT, LLC, a subsidiary of the Company
person

any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government

PKF O’Connor Davies	has the meaning ascribed thereto under “Independent Auditor, Transfer Agent and Registrar”
Plan	has the meaning ascribed thereto under “Description of the Capital Structure — Stock and Incentive Plan”
POCA 2022	has the meaning ascribed thereto under “Risk Factors — General Business Risks — Expansion into Foreign Jurisdictions — Changes in Applicable Legislation (including POCA 2022)”
PT Florida	PalliaTech Florida, LLC, a subsidiary of the Company
Put Right	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Connecticut Arbitration”
PWO	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Pueblo West Organics, LLC”
R&D	Research and Development
Registration Statement	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Capital Structure”
Remedy	has the meaning ascribed thereto under “General Development of the Business — Three Year History — Acquisitions”
Research Expansion Act	has the meaning ascribed thereto under “Regulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
Rohrabacher-Farr Amendment	has the meaning ascribed thereto under “FederallyRegulatory Environment: Issuers with United States Cannabis-Related Assets — U.S. Federal Overview — The Controlled Substances Act”
RSUs	has the meaning ascribed thereto under "Description of the Capital Structure — Options & RSUs"
SAFE Banking Act	has the meaning ascribed thereto under “United States Regulatory Overview — Regulation of Cannabis in the United States Federally — Money Laundering Laws”
Sapphire Medical	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Acquisitions — Sapphire Medical Clinics Limited”
SEC	the United States Securities and Exchange Commission
SEDAR	has the meaning ascribed thereto under “Explanatory Notes — Presentation of Financial Information”
Senior Secured Notes - 2026	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2021 Capital Structure — Senior Secured Notes — 2026”
Sentia	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Sentia Wellness”
Series A-2 Holders	has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions — Connecticut Arbitration”
Shareholders	the shareholders of Curaleaf Holdings, Inc
SOX	the Sarbanes-Oxley Act of 2002
Special Committee	has the meaning ascribed thereto under “Interest of Management and Others in Material Transactions”
Staff Notice 51-352	has the meaning ascribed thereto under “United States Regulatory Overview”
state	a state of the United States, as the context requires
subsidiary

with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary

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SVS	the subordinate voting shares in the capital of the Company
THC	Tetrahydrocannabinol
Tryke	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2022 — Tryke Companies”
TSX	the Toronto Stock Exchange
U.K.	the United Kingdom
U.S.	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
U.S. Exchange Act	has the meaning ascribed thereto under “Risk Factors — General Regulatory and Legal Risks — Loss of Foreign Private Issuer Status”
U.S. Securities Act	has the meaning ascribed thereto under “Risk Factors — General Regulatory and Legal Risks — Loss of Foreign Private Issuer Status”
USPTO	the United States Patent and Trademark Office
Verdure	has the meaning ascribed thereto under “General Development of the Business — Three Year History — 2020 — Acquisitions”

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APPENDIX A

MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.

CURALEAF HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

1.    PURPOSE

The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the “Company”).

The Committee is responsible for:

a)	Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:
●	Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;
●	Reviewing the Company’s compliance with certain legal and regulatory requirements;
●	Evaluating the independent auditors’ qualifications and independence; and
●	Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)	Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.
c)	Annually evaluating the performance of the Committee.

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While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee and each of its members shall be entitled to rely on:

a)	The integrity of those persons and organizations within and outside of the Company from which it receives information;
b)	The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and
c)	Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.    COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the Canadian Securities Exchange, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under NI 52-110.

All members of the Committee must (except to the extent permitted by NI 52-110) be “financially literate” (as defined by NI 52-110).

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.    MEETINGS

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.   Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive

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Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B.   Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.   Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.   Quorum

A majority of the members of the Committee shall constitute a quorum.

E.   Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.    COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.    RESPONSIBILITIES OF THE COMMITTEE

A.   System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with U.S. GAAP, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with U.S. GAAP; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the CEO and CFO as adopted by the Board.

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B.   Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

●	Review the scope of the audit, the audit plan and the audit procedures utilized.
●	Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.
●	Resolve any differences in financial reporting between management and the independent auditors.
●	Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.
●	Review reports required to be submitted by the independent auditors concerning:
o	All critical accounting policies and practices used in the preparation of the Company’s financial statements.
o	All alternative treatments of financial information within U.S. GAAP that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.
o	Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.
●	Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.
●	Review and discuss:
o	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.
o	Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative U.S. GAAP methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.
●	Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.
●	Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non- U.S. GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.   Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by U.S. GAAP and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

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D.   Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E.   Oversight of Independent Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

●	Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.
●	Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.
●	Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.
●	At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.
●	Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.
●	Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.
●	Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.
●	Consider whether rotation of the independent auditors is required to ensure independence.

F.    Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.

In overseeing internal audit, the Committee will:

●	Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.
●	Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

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●	Review internal audit activities, budget and staffing.
●	Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G.   Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

●	Monitor and review the Company’s Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.
●	Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.
●	On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.
●	Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.
●	Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.
●	Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.
●	Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.   Risk Assessment and Risk Management

The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.     Ethical Standards

The Committee shall establish, maintain and oversee the Company’s Code of Business Conduct and Ethics (the “Code”), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.    Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.   Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

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L.    Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.   Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.

N.   Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.    COMMITTEE ADMINISTRATIVE MATTERS

A.   Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.   Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.   Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.   Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.   Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.

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F.    Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.   Review of this Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.   Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

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